ORIGINAL

As filed with the Securities and Exchange Commission on March 18, 2005
File No. 24-10058

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 21 2005 WASHINGTON, D.C. 202

POST-QUALIFICATION AMENDMENT NO. 4 TO THE FORM 1-A/A REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933


05047845

DELHI BANK CORP.
(Exact name of issuer as specified in its charter)

New York
(State or other jurisdiction of incorporation or organization)

124 Main Street
Delhi, New York 13753
(607) 746-0700
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Mr. Robert W. Armstrong
President and Chief Executive Officer
Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(607) 746-0700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:
Paul M. Aguggia, Esq.
Christina M. Gattuso, Esq.
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016
(202) 362-0840

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

6712	**141777653**
(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

PART I
NOTIFICATION

Item 1. Significant Parties

(a) Directors of Delhi Bank Corp.

Timothy C. Townsend, Chairman of the Board
Robert W. Armstrong, Director
Raymond Christensen, Director
Andrew F. Davis III, Director
Michael Finberg, Director
Bruce McKeegan, Director
Ann S. Morris, Director
Robert P. Nicholson, Director
Paul J. Roach, Director

The business address of each director is:
Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

(b) Officers of Delhi Bank Corp.

Robert W. Armstrong, President and Chief Executive Officer
Eric D. Efthimiou, Vice President
Peter V. Gioffe, Treasurer
Robert P. Nicholson, Secretary

The business address of each officer is:
Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

(c) N/A

(d) CEDE & Co., the nominee of the Depository Trust Co., 55 Water Street, New York, New York 10041 and the Delaware National Bank of Delhi Employee Stock Ownership Plan, c/o The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753, are record owners of 5 percent or more of its common stock, par value $1.00.

(e) The issuer is not aware of any beneficial owners of 5 percent or more of any class of its equity securities.

(f) There are no promoters in connection with this offering.

(g) The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753 is a wholly owned subsidiary of Delhi Bank Corp. Delaware National Realty Corp. is a wholly owned subsidiary of The Delaware National Bank of Delhi.

(h) Muldoon Murphy & Aguggia LLP, 5101 Wisconsin Avenue, N.W., Washington, D.C. 20016.

(i) There are no underwriters in connection with this offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

Item 2. Application of Rule 262

No persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

Delhi Bank Corp., by means of this offering circular, is making this offering in the State of New York.

Item 5. Unregistered Securities Issued or Sold Within One Year

None.

Item 6. Other Present or Proposed Offerings

There are no other present or proposed offerings.

Item 7. Marketing Arrangements

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered or for withholding commissions.

Purchases and sales of Delhi Bank Corp. common stock are being processed by the brokerage firm of Ryan, Beck & Co., who has agreed to be a market maker for Delhi Bank Corp. common stock.

(b) No underwriter will be used in connection with this offering.

Item 8. Relationships with Issuer Experts Named in Offering Statements

The Fagliarone Group, LLP is Delhi Bank Corp.'s independent auditor. The Fagliarone Group, LLP is neither employed by Delhi Bank Corp. on a contingent basis nor does The Fagliarone Group, LLP have a material interest in Delhi Bank Corp. or its subsidiary.

Item 9. Use of Solicitation of Interest Document

There will be no use of a solicitation of interest document in connection with this offering.

PART II
OFFERING CIRCULAR

OFFERING CIRCULAR

DELHI BANK CORP.
124 Main Street
Delhi, New York 13753
(607) 746-0700

OFFERING
135,000 Shares of Common Stock

We are offering to our stockholders residing in the State of New York shares of our common stock through participation in a Dividend Reinvestment and Optional Cash Purchase Plan (the "Plan").

We are authorized to issue up to 175,000 shares of our common stock under the Plan. To date, we have sold 3,100 shares pursuant to the Plan. The maximum amount of common stock that we may issue or sell, from time to time, under the Plan, is subject to a maximum limitation which limits the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, to no more than $5 million. In order to comply with this requirement and taking into account the number of shares that have been sold to date under the Plan, we have reduced the number of shares that we are authorized to issue under the Plan to 135,000. The Plan provides our stockholders with a convenient and economical way to purchase additional shares of our common stock by reinvesting the dividends paid on such shares. Stockholders may also make voluntary quarterly cash payments to purchase additional shares of common stock under the Plan. The Plan is intended to benefit long-term investors who wish to increase their investment in our common stock.

The Delaware National Bank of Delhi, a wholly owned subsidiary of Delhi Bank Corp. and our transfer agent, will act as the Plan Administrator and purchase shares of our common stock directly from us at fair market value, in the open market, or in negotiated transactions to fund the Plan. Our common stock is quoted on the Pink Sheets Electronic Quotation Service under the symbol "DWNX." As of March 11, 2005, the market price per share of the common stock was $35.00.

	Price to Public (1)	Proceeds to Issuer or Other Person (2)(3)(4)
Per Share of Common Stock Par Value $1.00 per share	$35.00	$35.00
Total (135,000 shares)	$4,725,000	$4,725,000

(1) Price per share is based upon the market price per share ($35.00) as of March 11, 2005.
(2) The proceeds to the issuer are subject to a maximum limitation so that the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities, which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, shall not exceed $5 million. As of the date of this offering circular we have received gross proceeds of $100,212 for securities sold pursuant to this offering.
(3) There are no underwriters in connection with the Plan.
(4) Does not include expenses of the Plan, in the amount of approximately $23,000, paid by us.

Investment in our common stock involves risk. See "Risk Factors," beginning on page 5.

The United States Securities and Exchange Commission (the "Commission") does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

The securities offered hereby are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this offering circular is March 18, 2005.

Table of Contents

Summary

The following information is a summary of the significant terms of the Plan. You should carefully read this offering circular and the financial statements and the notes thereto, to understand fully the terms of the Plan, as well as the other considerations that are important to you in making a decision about whether to participate in the Plan. You should pay special attention to the "Risk Factors" section of this offering circular to determine whether participation in the Plan is appropriate for you. As used in this offering circular, "we" and "us" and "our" refer to Delhi Bank Corp. and our wholly-owned subsidiary, The Delaware National Bank of Delhi (referred to herein as The Delaware National Bank), depending on the context.

The Companies

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(607) 746-0700

We are a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank of Delhi. Our primary business is that of The Delaware National Bank.

The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(607) 746-0700

The Delaware National Bank opened for business in 1865. Our operations primarily consist of providing residential and commercial real estate loans and non-mortgage loans in Delaware County, New York. We are a full service commercial bank and consumer banking business. Additionally, we provide trust services through The Delaware National Bank's trust department. The Delaware National Bank currently operates out of its offices in Delhi, New York and Margaretville, New York.

The Dividend Reinvestment and Optional Cash Purchase Plan

Securities Offered

Up to $4,725,000 in aggregate principal amount of Delhi Bank Corp. common stock, par value $1.00.

The Dividend Reinvestment and Optional Cash Purchase Plan

We are offering to our stockholders residing in the State of New York shares of our common stock through participation in the Plan.

Administration of the Plan

The Delaware National Bank, a wholly owned subsidiary of Delhi Bank Corp., will administer the Plan.

Eligibility

All holders of record of at least one whole share of our common stock who are residents of the State of New York are eligible to participate in the Plan.

Participation

Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the Authorization Form and return it to us. It is important that you read carefully *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan."*

Reinvestment Dividends

Dividends will be reinvested in those months in which regular cash dividends are paid on our common stock. Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date.

Dividend Investment Date

The dividend investment date is the dividend payment date of our regular dividend. If the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Optional Purchases

Any optional cash payment you wish to make must not be less than $25 per investment nor may your payments total more than $100 per calendar quarter. You may send cash payments on a quarterly basis, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. Optional cash payments will be invested on the dividend investment date, which is the same date as the dividend payment date. You need not participate in the reinvestment option to make optional cash payments.

Source of Common Stock Purchased Under the Plan

Shares of common stock will be purchased directly from Delhi Bank Corp. and will be either authorized but unissued shares or shares held in treasury of Delhi Bank Corp.

Price of Common Stock Purchased Under the Plan

The price of the shares of our common stock purchased under the Plan from us will be the average of the high and low sales prices of our common stock as quoted on the Pink Sheets Electronic Quotation Service for the four (4) weeks preceding the applicable dividend investment date.

Certificates for Shares Held Under the Plan

The Plan Administrator will hold all shares purchased for the benefit of plan participants in non-certificated (book-entry) form. Plan participants will receive an account statement showing the number of shares purchased for their account under the Plan.

Termination of Participation

Plan participants may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect. If you cease to be a stockholder of Delhi Bank Corp., you will no longer be eligible to participate in the Plan.

Risk Factors

You should carefully review the information contained elsewhere in this offering circular and should particularly consider the matters discussed below, which do not necessarily appear in order of importance. Investors should consider all of these factors to be important.

We cannot guarantee future payment of dividends.

As a bank holding company, our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. It is the Board of Directors' present intention to continue our current dividend payment policy, although the payment of future dividends will depend upon The Delaware National Bank's earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends.

Price risk; investment risk and timing.

The shares of common stock to be issued under the Plan are subject to general investment risk. Periodically, the stock market experiences substantial price and volume volatility. These market fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of our common stock. We cannot provide any assurance that shares of common stock purchased under the Plan will, at any time, be worth more or less than their purchase price. Stockholders do not have control or authority to direct the price or time at which common stock is purchased or sold for Plan accounts. Therefore, you bear the market risk associated with fluctuations in the price of our common stock.

Issuance of shares to fund the Plan may dilute your ownership in the Plan.

The Plan allows us to issue authorized but unissued shares to fund the Plan. The issuance by us of authorized but unissued shares pursuant to the Plan will increase the number of shares outstanding. Consequently, any increase in the number of shares outstanding pursuant to the Plan will result in a dilution of the proportionate voting rights of current stockholders and net income per share and stockholders' equity per share will decrease as a result of the additional shares outstanding. If shares are purchased in the open market by an outside administrator, there will be no dilutive effect on our stockholders. Since the inception of the Plan in August 2003, we have issued 3,100 shares from our treasury shares to fund the Plan.

There is little public information about Delhi Bank Corp.

We are not a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and do not publish quarterly financial statements. We are not required to provide our stockholders with a proxy statement in compliance with Schedule 14A under the Exchange Act. As a result, there may not be current information available to the public upon which investors may base decisions to buy and sell our common stock.

In the future, if we have more than 500 holders of record of our common stock, we would be required to register the common stock under the Exchange Act and provide audited annual financial statements, quarterly summary financial statements, an annual report to stockholders and a proxy statement in compliance with the Exchange Act. As of December 31, 2004, we had 322 record holders of our common stock, of which 272 record holders are residents of the State of New York. Eligibility to participate in the Plan is limited to current stockholders residing in the State of New York. Accordingly, we do not believe that our record holders will exceed 500 as a result of participation in the Plan or at any time in the foreseeable future.

There is a limited market for our common stock, which may negatively affect the market price.

Our common stock is currently quoted on the Pink Sheets Electronic Quotation Service. Purchases and sales of our common stock are being processed by the brokerage firm of Ryan, Beck & Co., which has agreed to be a market maker for our common stock. There is no guarantee that there will continue to be a market for our common stock. You may not be able to sell all of your shares of our common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. There may also be a wide spread between bid and asked price for the common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

No interest will be paid on optional cash payments.

No interest is paid on your optional cash payments pending their investment in our common stock.

A downturn in the local economy could hurt our profits.

Our success depends to a large extent upon general economic conditions in the communities we serve. We primarily operate in Delaware County, New York. A decline in the economy of Delaware County could have a material adverse effect on our business, including the demand for new loans, refinancing activity, the ability of borrowers to repay outstanding loans and the value of loan collateral, and could adversely affect our asset quality and net income.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Rising interest rates may hurt our profits.

Interest rates are at historically low levels. If interest rates rise, our net interest income and the value of our assets likely would be reduced if interest paid on interest-bearing liabilities, such as deposits and borrowings, increased more quickly than interest received on interest-earning assets, such as loans and investments. Of the $54.3 million of loans due after one year after December 31, 2004, 42% of our loans provided for periodic interest rate adjustments. Our adjustable-rate residential mortgage loans generally do not adjust downwards below the initial contract rate. Accordingly, the interest rates on these loans have not decreased as a result of the declining interest rate environment. If market interest rates decline further, because most of our portfolio has reached the floor interest rates, our loans may be more susceptible to prepayments. If market interest rates increase, our adjustable-rate mortgage loans will not adjust upward until the index rate exceeds the initial contract rate. As a result, in a rising interest rate environment, we expect that the interest we pay on deposits will increase faster than the interest we receive on loans, reducing our profitability. For further discussion of how changes in interest rates could impact us, see *"Management's Discussion and Analysis of Results of Operations and Financial Condition."*

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve Board, the Office of the Comptroller of the Currency, our chartering authorities and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

In addition to governmental supervision and regulation, we will be subject to changes in federal and state laws, including changes in tax laws applicable to real estate investment trusts, which could affect our net operating results.

Delhi Bank Corp.
Dividend Reinvestment and
Optional Cash Purchase Plan

On April 17, 2003, our Board of Directors voted to adopt this Plan under which authorized but unissued shares of Delhi Bank Corp.'s common stock are available for issuance and sale to our stockholders who reside in the State of New York. Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, if and when declared.

The following, in question and answer format, describes the terms and conditions of the Plan, as in effect on the date of this offering circular.

PURPOSE

1. What is the purpose of the Plan?

The purpose of the Plan is to provide participants with a simple and convenient method to buy additional shares of Delhi Bank Corp. common stock by reinvesting cash dividends and making optional cash payments. We expect that generally all Plan purchases will be directly from Delhi Bank Corp., either through original issue shares or shares we have reacquired and hold as treasury shares. To the extent that such additional shares are purchased directly from Delhi Bank Corp., we will receive additional funds to be used for general corporate purposes.

2. What are the advantages of the Plan?

(a) The Plan provides participants with the opportunity to reinvest cash dividends paid on all of their shares of common stock in additional shares of Delhi Bank Corp.'s common stock.

(b) No brokerage commissions or service charges are paid by participants in connection with any purchase of shares made under the Plan, unless such shares are purchased through open market purchases.

(c) All cash dividends paid on participants' shares can be fully invested in additional shares of Delhi Bank Corp. common stock because the Plan permits fractional shares to be credited to Plan accounts. Dividends on such fractional shares, as well as on whole shares, will also be reinvested in additional shares which will be credited to Plan accounts.

(d) Periodic statements reflecting all current activity, including share purchases and latest Plan account balance, simplify participants' record keeping.

ADMINISTRATION

3. Who administers the Plan?

The Delaware National Bank of Delhi (the "Bank"), a wholly owned subsidiary of Delhi Bank Corp., acts as the stock transfer agent for Delhi Bank Corp., and will administer the Plan. The Delaware National Bank, as Plan Administrator, will receive and invest your cash contributions, maintain your plan account records, issue periodic account statements and perform other duties related to the Plan. Shares purchased under the Plan are registered in your name in non-certificated form (book-entry) and are credited to your account in the Plan. We may appoint a new third-party Plan Administrator at any time within our sole discretion.

You may contact the Plan Administrator by mail or telephone at the address and telephone number set forth in Question 37.

ELIGIBILITY

4. Who is eligible to participate in the Plan?

All holders of record of at least one whole share of Delhi Bank Corp. common stock who are residents of the State of New York are eligible to participate in the Plan. If the shares you hold are in your own name, you may participate directly in the Plan. If your stock is registered in another party's name (e.g., in a broker's "street name" or in the name of a bank nominee), you must become a stockholder of record by having the shares transferred into your name. Shares held in the name of a broker or bank nominee are not eligible for reinvestment under the Plan. Stockholders who reside in jurisdictions other than New York are not eligible to participate in the Plan.

PARTICIPATION

5. How does an eligible stockholder participate?

Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the enclosed Authorization Form and return it to us in the envelope provided. Additional copies of the Authorization Form will be provided from time to time to the holders of Delhi Bank Corp.'s common stock, and you may obtain one at any time by writing to Delhi Bank Corp. Dividend Reinvestment Plan, The Delaware National Bank of Delhi, 124 Main Street, Delhi New York 13753.

If your shares of common stock are registered in multiple accounts, you should complete an Authorization Form for each account.

The Plan Administrator must receive a properly completed Authorization Form at least five (5) business days before a dividend record date in order for those dividends to be reinvested under the Plan. Those stockholders who do not elect to participate in the Plan will continue to receive dividends at such times as dividends are paid to all stockholders.

6. When may an eligible stockholder join the Plan?

You may join the Plan at any time assuming your shares are registered in your name and you are a resident of the State of New York. If the Authorization Form is received by the Plan Administrator at least five (5) business days before the dividend record date, reinvestment of dividends will begin with that dividend payment.

7. What are the options that the Authorization Form provides?

The Authorization Form allows you to decide the extent to which you want to participate in the Plan through any of the following investment options:

- **"Dividend Reinvestment"** permits you to reinvest dividends on all shares of Delhi Bank Corp. common stock, currently owned or subsequently registered in your name, in additional shares of common stock in accordance with the Plan.

- **"Optional Cash Purchases"** permits you to make optional cash purchases of additional shares of Delhi Bank Corp. common stock in accordance with the Plan, whether or not your dividends are being reinvested.

8. May I have dividends reinvested under the Plan with respect to less than all of the shares of Delhi Bank Corp. common stock registered in my name?

You may only have dividends reinvested with respect to all of the shares of Delhi Bank Corp. common stock registered in your name.

9. How may a participant change options under the Plan?

You may change participation in the Plan at any time by completing a revised Authorization Form and returning it to the Plan Administrator, or by submitting a written request to the Plan Administrator as set forth in the response to Question 5. Any change notification that is not received at least five (5) business days before the dividend record date will not be effective until dividends for such record date have been reinvested and the shares credited to your account.

REINVESTMENT OF DIVIDENDS

10. When will dividends be reinvested?

In a month in which a regular cash dividend is paid on the common stock, the dividend investment date for the regular dividend on our common stock is the dividend payment date. In any case, if the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date. In the event sufficient shares of our stock are available in the open market and we appoint an outside administrator for the Plan, shares for the Plan may be purchased on the open market. Purchases on the open market will begin on the dividend investment date and will be completed no later than thirty (30) days from that date, except where completion at a later date is necessary or advisable under any applicable federal securities laws. If open market purchases cannot be completed within thirty (30) days, shares will be purchased directly from Delhi Bank Corp. Open market purchases may be made in the market, or by negotiated transactions and may be subject to such terms with respect to price, delivery, and other terms as to which the outside Plan Administrator may agree. In the event we appoint an outside Plan Administrator, neither we nor any participant shall have any authority or power to direct the time or price at which shares in the market may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

Any changes in your method of participating in the dividend reinvestment feature of the Plan will become effective as of the next dividend investment date if notice is received by the Plan Administrator at least five (5) business days before the dividend record date for the related dividend payment.

OPTIONAL PURCHASES

11. What are the minimum and maximum optional purchase limits, and when can they be made?

Any optional cash payments you wish to make must not be less than $25 per investment nor may your payments for any one account total more than $100 per calendar quarter. We will return optional cash payments to the extent that the optional cash payments in any calendar quarter exceed $100 or are less than $25. The same optional cash payment need not be sent for each investment and there is no obligation to use, nor any penalty for not using, the optional purchase feature of the Plan.

You may send in optional cash payments as often as you want, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. You may also choose to make optional cash payments by authorizing automatic deductions from your bank account at The Delaware National Bank of Delhi as is discussed in Question 12.

If the Plan Administrator is unable to process your optional cash payments within thirty (30) calendar days of the dividend payment date, the Plan Administrator will return the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment in our common stock.

12. How does the "Optional Purchase" feature operate?

If you choose to make optional cash payments, and do not elect the dividend reinvestment option, the Plan Administrator will apply any optional cash payments received from you to the purchase of shares of Delhi Bank Corp. common stock for your account in the Plan and will pay cash dividends on all shares registered in your account. If you have elected the dividend reinvestment option, the Plan Administrator will reinvest all future cash dividends on shares in the Plan purchased pursuant to the optional purchase feature of the Plan.

Once you are enrolled in the Plan, you may make an optional cash payment by check or by authorizing an individual automatic deduction from your bank account if you hold a bank account at The Delaware National Bank of Delhi, subject to the time periods during which such optional cash payments can be made. See Question 11.

If investing by check, you need not send the same amount each time and you are under no obligation to make optional cash payments in any quarter. We will not accept cash, travelers' checks, money orders or third party checks for optional cash payments. Checks should be made payable to Delhi Bank Corp.

For an individual funds transfer, your bank account at The Delaware National Bank of Delhi will be debited the next business day following receipt of your request. For automatic quarterly electronic funds transfers, your bank account at The Delaware National Bank of Delhi is debited on the dividend payment date, which is usually the fifteenth (15th) day after the end of the quarter or, if that day is not a business day, the next business day following such day. You will not receive any confirmation of the transfer of funds other than as reflected on your Plan account statements.

To authorize electronic funds transfers from your bank account at The Delaware National Bank of Delhi, complete and sign the automatic funds transfer section of the Authorization Form and return it to the Plan Administrator together with a voided blank check or deposit slip for the account from which funds are to be transferred. Your automatic funds transfers will begin as soon as practicable after we receive the Plan automatic funds transfer section. You may change the amount of your quarterly transfer or terminate your quarterly transfer altogether by writing to the Plan Administrator and indicating you wish to change or terminate electronic funds transfers. To be effective with respect to a particular investment date, your change or termination request must be received by the Plan Administrator at least five (5) business days before the dividend record date.

Additional contribution forms and forms to establish an automatic quarterly deduction from a checking or savings account at The Delaware National Bank of Delhi may be obtained by contacting the Plan Administrator by any of the methods as set forth in the response to Question 37.

13. When will optional cash payments received by the Plan Administrator be invested and can they be returned to the participant upon request?

Optional cash payments will be invested on the dividend investment date. The dividend investment date, with respect to shares purchased from Delhi Bank Corp., will be the dividend payment date. In the event we appoint an outside Plan Administrator and purchases to fund the Plan are made in the open market, shares will be purchased, as soon as practicable after the dividend investment date, as determined by the outside Plan Administrator. No interest will be paid by us on optional cash payments pending their actual investment. Optional cash payments will be refunded if a written request for a refund is received by the Plan Administrator no later than five (5) business days prior to the dividend investment date.

14. Is there a requirement to reinvest the dividends received on shares purchased with optional cash payments?

If you have signed up for the dividend reinvestment option of the Plan in addition to the optional purchase option, then all dividends paid on shares purchased with optional cash payments must be reinvested. If you have only selected the optional purchase option, you will receive cash dividends on such shares.

15. What if your payment is returned for insufficient funds?

Payments are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or other forms of payment returned or denied for any reason will not be resubmitted for collection.

In the event that your check is returned unpaid for any reason, the Plan Administrator will immediately remove from your account any shares already purchased upon the prior credit of such funds. The Plan Administrator may sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell such additional shares from your account as necessary to satisfy the uncollected balance.

A fee of $25.00 will be charged for any checks returned for insufficient funds. We may place a hold on your account until the fee is received or sell shares from your account to satisfy the fee.

SHARES PURCHASED FOR PARTICIPANTS

16. What is the source of common stock purchased under the Plan?

Shares of common stock will be purchased directly from Delhi Bank Corp., and will be either authorized but unissued shares or shares held in the treasury of Delhi Bank Corp. In the event that The Delaware National Bank ceases to administer the Plan on our behalf and we appoint an outside administrator, we may purchase shares from existing stockholders or in the open market, if significant shares are available for purchase in the open market.

17. How many shares of Delhi Bank Corp. common stock will be purchased for participants?

The Plan does not limit the aggregate amount of cash dividends that may be reinvested. The number of shares purchased depends on the amount of your dividends or optional cash payments, or both, and the applicable market price of the common stock. Your plan account will be credited with that number of shares, including fractions, equal to the total amount to be invested divided by the purchase price per share. There are limitations with respect to optional cash purchases, see Question 11.

18. What will be the price of shares of Delhi Bank Corp. common stock purchased under the Plan?

The price of shares of Delhi Bank Corp. common stock purchased from us will be equal to the average of the high and low sales prices for our common stock as quoted on the Pink Sheets Electronic Quotation Service for the four weeks preceding the applicable dividend investment date. If there is no trading in our common stock on the Pink Sheets Electronic Quotation Service for a substantial amount of time at the time of any dividend investment date, Delhi Bank Corp. will determine the market price based on market quotations it deems appropriate.

19. Could the Plan have a dilutive effect on Delhi Bank Corp.'s stockholders?

Possibly. The issuance of authorized but unissued shares by Delhi Bank Corp. under the Plan or the purchase of shares of our common stock held in the treasury of Delhi Bank Corp. will dilute the voting interests of existing stockholders and net income per share and stockholders' equity per share will decrease. If shares for the Plan are purchased in the open market by an outside Plan Administrator, there will be no dilutive effect on Delhi Bank Corp.'s stockholders.

DIVIDENDS ON SHARES HELD IN THE PLAN

20. May dividends on shares purchased through the Plan be sent directly to me?

No. The purpose of the Plan is to have the dividends on shares of Delhi Bank Corp. common stock reinvested. Accordingly, dividends paid on shares held in the Plan will be automatically reinvested in additional shares of common stock unless and until you elect to terminate participation in the Plan as to all shares in the Plan as described below. See Question 25.

In the event that you choose the optional purchase option, but do not elect the dividend reinvestment option, you may have the dividends paid on shares purchased with optional cash payments sent directly to you.

COSTS

21. Are there any costs to me associated with purchases under the Plan?

No. Delhi Bank Corp. pays all administration costs of the Dividend Reinvestment and Optional Cash Purchase Plan. You are not charged brokerage commissions, service charges or other fees in connection with the purchase of shares of common stock under the Plan, unless shares purchased under the Plan are purchased through open market purchases, in which case you will pay pro-rated brokerage commissions charged for such purchases.

REPORTS TO PARTICIPANTS

22. If I participate, what information will I receive concerning my purchases of stock under the Plan?

You will receive a quarterly statement of your Plan account. The statement will confirm each transaction, such as any purchase, sale, transfer, certificate deposit, certificate issuance or dividend reinvestment. These statements are a record of your Plan account activity and identify your cumulative share position and the prices for your purchases and sales of shares under the Plan. The statements will also show the amount of dividends reinvested into additional shares for your Plan account (if applicable), and any brokerage fees charged for your respective transactions during the period.

As a registered stockholder, you will also receive copies of Delhi Bank Corp. Annual Reports, proxy statements, notices of annual and special meetings, proxy cards, and, if applicable, dividend income and other notices for tax reporting purposes.

CERTIFICATES FOR SHARES HELD UNDER THE PLAN

23. Will I receive stock certificates for shares of Delhi Bank Corp. common stock purchased under the Plan?

Unless requested, certificates for shares of common stock purchased under the Plan will not be issued to you. The Plan Administrator will hold all shares purchased for the benefit of Plan participants in non-certificated (book-entry) form. Your statement of account will show the number of shares purchased for your account under the Plan. This feature protects against loss, theft, or destruction of stock certificates.

Certificates for any number of whole shares credited to your account under the Plan will be issued within 30 days of receipt of your written request or of your withdrawal from the Plan, if so requested. If you do not request certificates for your shares, the Plan Administrator will maintain your shares in book-entry form. Any remaining whole shares and fractional shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any circumstances.

SAFEKEEPING OF SHARES

24. May a participant deposit certificates of Delhi Bank Corp. common stock with the Plan Administrator?

We do not offer safekeeping services for certificates of our common stock. However, you may send your certificates for your shares of Delhi Bank Corp. common stock to us to have the ownership of such shares transferred from certificated form into book-entry form. If you wish to use this service, you should contact the Plan Administrator at the address set forth in Question 37. Delivery of certificates is at your risk and, for delivery by mail, we recommend you use insured registered mail with return receipt requested. Your account statement will reflect the number of shares held by you in book-entry form.

TERMINATION OF PARTICIPATION

25. How may I withdraw from and stop participating in the Plan?

You may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect at the address specified in Question 37.

If the Plan Administrator receives your notice of withdrawal and termination less than five (5) business days before the next dividend record date, it will not be effective until dividends paid for such record date have been reinvested and the shares credited to your account.

Any optional cash payments sent to the Plan Administrator prior to the request to terminate will be invested in Delhi Bank Corp. common stock unless your termination letter expressly requests the return of the optional cash payments and such letter is received no later than five (5) business days prior to the dividend investment date.

If you terminate participation in the Plan, the Plan Administrator will remove your shares from the Plan and those shares held in book-entry form will continue to be held in your name in such form. We will send you a check in the amount equal to the value of any fractional shares, based upon the market price of Delhi Bank Corp. common stock as determined as set forth in Question 18. You may request certificates for your shares of Delhi Bank Corp. common stock which are held in book-entry form by following the procedure described in Question 23. Certificates representing fractional shares will not be issued.

After you withdraw from the Plan, you will receive all subsequent dividends in cash unless you re-enroll in the Plan, which you may do at any time by requesting an Authorization Form in the manner specified in Question 5. However, we and the Plan Administrator reserve the right to reject any Authorization Form, on any grounds, including but not limited to excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term investment service.

26. What happens to my Plan accounts if I transfer and sell all the Delhi Bank Corp. stock held in my name?

If you cease to be a stockholder of Delhi Bank Corp., you cease to be eligible to participate in the Plan. If you subsequently purchase our common stock, you will have to complete and send to the Plan Administrator a new Authorization Form to enroll in the Plan.

ADDITIONAL INFORMATION

27. What is the effect of a stock split, stock dividend or rights offering on my shares held in the Plan?

Any stock dividend or stock split declared by Delhi Bank Corp. on shares held in the Plan on your behalf will be credited to your account. In the event that we make available to our stockholders the right to purchase additional shares, debentures or other securities, you will be given the opportunity to exercise such rights accruing on your shares held in the Plan and any additional shares of Delhi Bank Corp. common stock purchased will be placed in your account.

28. May I pledge the shares held in my Plan account?

Your rights under the Plan and shares credited to your account may not be pledged. If you wish to pledge your shares, you must request that certificates for such shares be issued in your name.

29. How do I sell shares held in the Plan?

Currently, we do not handle the sale of shares for your account. You may choose to sell your shares at any time through a stockbroker of your choice. If you choose to sell shares held in the Plan, you need to request a certificate for your shares from the Plan Administrator for delivery to your stockbroker prior to settlement of such sale. For instructions on how to obtain a stock certificate, see Question 23.

30. How do I change the name, transfer or give my plan shares as a gift?

You may change the name, transfer or gift shares in your Plan account at any time. Transfers may be made in book-entry or certificated form. Simply contact the Plan Administrator at the address specified in Question 37 to submit your request.

To obtain instructions for transferring your shares, please follow the steps described below:

Call the telephone number listed in Question 37 and request that Delhi Bank Corp. send you transfer instructions. Once received, provide the full new name, address and taxpayer identification (or social security) number of the new owner on the Transfer of Ownership Form.

The completed form should be sent to Delhi Bank Corp. at the address provided in Question 37. If you are sending transfer instructions along with your certificates, you should send them by registered mail, return receipt requested. All participants in the existing Plan account must sign the instructions, and their signatures must be authenticated with a Medallion Signature Guarantee as described in the instructions.

31. How will my shares held under the Plan be voted at meetings of stockholders?

You will receive a proxy card covering both your certificated shares and the shares held in your account under the Plan (other than fractional shares). If the proxy card is returned properly signed and marked for voting, all of the shares will be voted as marked. The total number of full shares held may be voted in person at the stockholders' meeting in accordance with instructions contained in our Proxy Statement.

If a proxy card is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any item, all of your shares will be voted (to the extent legally permissible) in accordance with the recommendations of our Board of Directors. This procedure is consistent with the actions taken with respect to stockholders who are not participating in the Plan and who return properly signed proxy cards and who do not provide voting instructions. If the proxy card is not returned, or if it is returned unsigned or improperly signed, none of your shares covered by such proxy card will be voted.

32. What are the federal income tax consequences of participation in the Plan?

In general, you will have the same federal income tax obligations with respect to dividends credited to your account under the Plan as other holders of shares of Delhi Bank Corp. common stock who elect to receive cash dividends directly. You are treated for income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value of the Delhi Bank Corp. common stock credited to your account under the Plan, even though that amount was not actually received by you in cash but, instead, was applied to the purchase of additional shares for your account.

The basis of each share credited to your account pursuant to the dividend reinvestment aspect of the Plan is the fair market value of the common stock when purchased, and the holding period for such shares begins on the day after that date the shares are acquired for a participant's account. We intend to make every reasonable effort to determine the fair market value on the dividend payment date and use that value to determine the number of shares purchased with your cash dividend, however, because there is not an active trading market for our common stock, our valuation may be only an approximation of the fair market value.

Generally, when you receive certificates representing whole shares previously credited to your account under the Plan upon withdrawal from the Plan or pursuant to your request, it will not result in the recognition of taxable income. You may recognize a gain or loss when fractional shares are sold on your behalf upon withdrawal from the Plan or if you sell your shares issued to you from the Plan.

You should consult your own tax adviser regarding the particular tax consequences, including state tax consequences, which may result from participation in the Plan and any subsequent disposal of shares acquired pursuant to the Plan.

33. What is the responsibility of Delhi Bank Corp. and the Plan Administrator?

Delhi Bank Corp. and the Plan Administrator, in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon the participant's death or judicially declared incompetency prior to receipt by us of notice in writing of such death or incompetency; the prices and times at which shares are purchased for a participant's account; or any loss or fluctuation in the market value before or after purchase of shares.

34. Who bears the risk of market price fluctuations in the common stock?

Your investment in shares acquired under the Plan is no different from a direct investment in shares of Delhi Bank Corp. You alone bear the risk of loss and realize the benefits of any gain from market price changes with respect to all your shares held in the Plan, or otherwise. Delhi Bank Corp. cannot guarantee liquidity in the market, thus your investment and the marketability of your securities may be adversely affected by the current market conditions.

35. May the Plan be changed or discontinued?

Although Delhi Bank Corp. anticipates maintaining the Plan, the Plan may be amended, suspended, modified or terminated at any time by the Board of Directors of Delhi Bank Corp. without the approval of the participants. Notice of any such suspension or termination or material amendment or modification will be sent to all participants, who shall at all times have the right to withdraw from the Plan.

We may terminate your individual participation in the Plan at any time by written notice. In such event, we will request instructions from you for disposition of the shares in your account. If we do not receive instructions from you, the Plan Administrator will maintain your shares of Delhi Bank Corp. common stock held in the Plan in book-entry form and send you a check for any fractional shares.

36. How are the Plan materials and the terms and conditions to be interpreted?

Delhi Bank Corp. and the Plan Administrator will determine all issues of interpretation of the provisions set forth in this Plan.

37. Where should I direct correspondence regarding the Plan?

You may contact the Plan Administrator by mail or telephone at:

Delhi Bank Corp. Dividend Reinvestment Plan
c/o The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(607) 746-0740

Information About Delhi Bank Corp. and The Delaware National Bank of Delhi

Delhi Bank Corp.

We are a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank of Delhi. We were incorporated under the laws of the State of New York in December 1994 for the purpose of serving as The Delaware National Bank's holding company. The holding company structure provides flexibility for growth through expansion of our businesses and access to varied capital raising operations. Our primary business activity consists of ownership of all of the outstanding stock of The Delaware National Bank. As of December 31, 2004, we had 322 stockholders of record of which 272 stockholders are residents of the State of New York.

On December 31, 2004, we had assets of $160.4 million, deposits of $139.4 million, net loans of $63.1 million and stockholders' equity of $14.7 million.

The Delaware National Bank of Delhi

The Delaware National Bank converted from a New York chartered bank to a national bank in 1865. The Delaware National Bank operates as a full service commercial bank and consumer banking business with operations primarily consisting of providing residential and commercial real estate loans and non-mortgage loans in Delaware County, New York. The Delaware National Bank's services include accepting time, demand and savings deposits including regular savings accounts, investment certificates, fixed rate certificates of deposit and club accounts. The Delaware National Bank also originates secured and unsecured commercial and consumer loans, finances commercial transactions and makes construction and mortgage loans. Additional services include making residential mortgage loans, revolving credit loans, small business loans and student loans. The Delaware National Bank also has a full service trust department. The Delaware National Bank offers an enhanced delivery system option of telephone banking and internet banking. Other services include safe deposit facilities, travelers' checks, money orders, wire transfers, drive-through facilities, 24-hour depositories and ATMs.

Delaware National Realty Corp., a wholly-owned subsidiary of The Delaware National Bank, is a real estate investment trust which was incorporated in the State of New York on July 5, 2002, for the purpose of investing in real estate mortgage portfolios. On that date, The Delaware National Bank transferred to Delaware National Realty Corp. certain one-to-four family residential mortgage loans and mortgage-backed securities. In return, The Delaware National Bank received shares of common and preferred stock of Delaware National Realty Corp.

The Delaware National Bank's principal executive office is located at 124 Main Street, Delhi, New York 13753. This historical building houses The Delaware National Bank's corporate offices, data processing center, and operations functions. In addition to its main office, The Delaware National Bank owns one branch office in Margaretville, New York. The Delaware National Bank believes these facilities have the capacity to service its needs for the foreseeable future. The Delaware National Bank has 46 full-time equivalent employees.

We conduct our operations from our principal office located in Delhi, New York, and a branch office in Margaretville, New York. Both Delhi and Margaretville are located in Delaware County, New York. Management considers Delaware County to be the Bank's primary market area for lending and deposit activities, with secondary concentrations of business activity in neighboring adjoining counties. Delaware County is not part of a metropolitan statistical area, and is mostly rural in nature, containing employment in a variety of economic sectors.

The Delaware National Bank's telephone number is (607) 746-0700. The Delaware National Bank's website is www.delhinybank.com. Information at The Delaware National Bank's website is not part of this offering circular.

A Warning About Forward-Looking Statements

This offering circular contains forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements include:

- statements of our goals, intentions and expectations;
- statements regarding our business plans, prospects, growth and operating strategies;
- statements regarding the quality of our loan and investment portfolios; and
- estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

- general economic conditions, either nationally or in our market area, that are worse than expected;
- changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;
- increased competitive pressures among financial services companies;
- changes in consumer spending, borrowing and savings habits;
- legislative or regulatory changes that adversely affect our business;
- adverse changes in the securities markets; and
- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board of the Public Company Accounting Oversight Board.

Any of the forward-looking statements that we make in this offering circular and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Selected Financial And Other Data

The summary financial data presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in connection with the financial statements and notes thereto beginning on page F-1 of this offering circular. The financial data is included elsewhere in this offering circular. The statement of income for the years ended December 31, 2004 and 2003 and the balance sheet data as of December 31, 2004 and 2003, are derived from audited financial statements included herein. Operating results for the periods shown are not necessarily indicative of the results that may be expected for any future period. The selected financial data should be read in conjunction with *"Management's Discussion and Analysis of Results of Operations and Financial Condition"* and the consolidated financial statements and notes included elsewhere in this offering circular.

	At December 31,	
	2004	2003
	(In thousands, except per share data)	
Balance Sheet Data:		
Assets:		
Cash and due from banks	$ 14,760	$ 10,841
Investment securities:		
Available for sale	63,401	53,705
Held to maturity	11,080	9,597
Total investment securities	74,481	63,302
Loans receivable	63,612	67,087
Less allowance for loan losses	535	535
Net loans	63,077	66,552
Premises and equipment, net	1,951	1,945
Accrued interest receivable and other assets	6,087	4,945
Total assets	$160,356	$147,585
Liabilities and Shareholder's equity		
Deposits:		
Non-interest bearing	26,722	21,639
Interest bearing	112,690	110,298
Total deposits	139,412	131,937
Advance from Federal Home Loan Bank	4,620	–
Accrued interest payable and other liabilities	1,607	1,292
Total liabilities	145,639	133,229
Shareholders' Equity:		
Common stock, $1.00 par value: 5,000,000 shares authorized, 693,000 shares issued	693	693
Surplus	1,376	1,343
Retained earnings	13,583	12,982
Unrealized gains or (losses) on available for sale securities	234	236
Less :		
Treasury stock at cost (50,331 shares in 2004, 43,960 shares in 2003)	(1,169)	(898)
Total Shareholder's Equity	14,717	14,356
Total liabilities and Shareholders' Equity	$160,356	$147,485
Book value per share	$22.90	$22.12

	At or For the Year Ended December 31,	
	2004	2003
Statement of Income:		
Interest Income:		
Loans receivable	$ 4,341	$ 4,412
Investment securities:		
United States treasury and agency securities	443	212
Mortgage backed securities	1,364	1,104
State and local governments	636	572
Other	430	511
Interest on depository balances	90	64
Total interest income	$ 7,304	$ 6,875
Interest Expense:	1,876	2,044
Net interest income	5,428	4,831
Provision for loan losses	88	236
Net interest income after provision for loan losses	5,340	4,595
Non-Interest Income:		
Service charges and fees	1,190	1,079
Net realized gains from sales of available for sale securities	17	29
Other	215	171
Total non-interest income	$ 1,422	$ 1,279
Non-Interest Expenses:		
Salaries and wages	1,899	1,753
Pensions and benefits	826	895
Occupancy expense	708	625
Impairment loss on available for sale securities	616	–
Other	1,113	1,026
Total non-interest expense	5,162	4,299
Income before income taxes	1,600	1,575
Income tax expense	540	341
Net income	$ 1,060	$ 1,234
Net income per share	$1.64	$1.90

Analysis of Profitability And Key Operating Ratios. The following table sets forth certain of Delhi Bank Corp.'s operating ratios for the periods indicated.

	At or For the Year Ended December 31,	
	2004	2003
Return on Average Total Assets	0.66%	0.87%
Return on Average Equity	7.19%	8.69%
Dividend Payout Ratio	42.30%	32.11%
Equity to Assets Ratio	9.18%	9.73%

Management's Discussion and Analysis of Results of Operations and Financial Condition

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read the discussion in conjunction with the consolidated financial statements that appear at the end of this offering circular.

Restatement of Prior Period Financial Statements

In March 2004, management of The Delaware National Bank of Delhi became aware that the accruals related to the Bank's supplemental executive retirement benefits may have been understated. After further review, it was determined that such employee benefit accruals were understated by $318,940 and $102,543 at December 31, 2003 and 2002, respectively. Delhi Bank Corp. has elected to adjust its 2003 consolidated financial statements to correct these understatements. Accordingly, the 2003 consolidated financial statements of Delhi Bank Corp. have been restated to reflect a $318,940 increase in accrued interest payable and other liabilities to adjust the benefit accruals, a $124,225 increase in accrued interest receivable and other assets to adjust the related deferred tax assets, and a $132,110 decrease in net income. In addition, the balance of beginning retained earnings for 2003 was reduced by $62,605 to reflect the after tax impact of the understatement at December 31, 2002.

Comparison of Financial Condition at December 31, 2004 and December 31, 2003

At December 31, 2004, Delhi Bank Corp. had total consolidated assets of $160.4 million, an increase of 8.7% over total consolidated assets of $147.6 million at December 31, 2003. During the year ended December 31, 2004, loans decreased $3.5 million from $67.1 million at December 31, 2003, a decrease of 5.2%. Delhi Bank Corp.'s portfolio of securities increased to $74.5 million at December 31, 2004 from $63.3 million as of December 31, 2003 or 17.7%, due to purchases of additional mortgage backed, U.S. agency, and treasury securities for the investment portfolio. Delhi Bank Corp.'s deposits increased to $139.4 million at December 31, 2004 from $131.9 million as of December 31, 2003, a 5.7% increase. The overall increase in assets relates to the overall growth of Delhi Bank Corp. and its subsidiaries.

Comparison of Operating Results for the Years Ended December 31, 2004 and December 31, 2003

General. Net income for the year ended December 31, 2004 was $1.1 million or $1.64 per share, compared to net income of $1.2 million or $1.90 per share for the year ended December 31, 2003.

Interest Income. Interest income was $7.3 million for the year ended December 31, 2004 compared to $6.9 million for the year ended December 31, 2003. Interest income earned on loans decreased to $4.3 million for the year ended December 31, 2004 from $4.4 million for the year ended December 31, 2003 due to a decrease in the portfolio size. Interest on securities increased to $3.0 million for the year ended December 31, 2004 from $2.5 million for the year ended December 31, 2003 due to an increase in the average investment portfolio balance that resulted from the purchase of additional investment securities.

Interest Expense. Interest expense on interest-bearing deposits was $1.8 million for the year ended December 31, 2004 compared to $2.0 million for the year ended December 31, 2003. The decrease was due to a decrease in the weighted-average rate paid on deposits, which was partially offset by an increase in the average balance of deposits, which was a result of the declining interest rate environment in 2004.

Provision for Loan Losses. The provision for loan losses was $88,000 for the year ended December 31, 2004, compared to $236,000 for the same period in 2003 due to normal adjustments to the provision for loan losses. The allowance for loan losses was $535,000 at December 31, 2004, which management believes is adequate.

Noninterest Income. The following table shows the components of noninterest income and the percentage change from the year ended December 31, 2003 to the year ended December 31, 2004.

	Year Ended December 31,		Percentage Change
	2004	2003	Increase/(Decrease)
	(Dollars in thousands)		
Service charges and fees on deposit accounts	575	$ 501	14.8%
Gain (loss) on securities available for sale	17	29	(41.4)
Other fees collected	615	578	6.4
Other	215	171	25.7
Total	$1,422	$1,279	11.2%

Service charges and fees on deposit accounts increased due to a full year's impact of a new overdraft privilege program implemented during 2003. Other noninterest income increased due to an increase in earnings on bank owned life insurance purchased for the purpose of funding supplemental executive retirement plans.

Noninterest Expense. The following table shows the components of noninterest expense and percentage change from the year ended December 31, 2003, to the year ended December 31, 2004.

	Year Ended December 31,		Percentage Change
	2004	2003	Increase/(Decrease)
	(Dollars in thousands)		
Salaries and employee benefits	2,725	$2,648	2.9%
Occupancy and equipment expense	708	625	13.3
Other Real Estate expense	56	17	229.4
Accounting services	81	112	(27.7)
Impairment loss on securities	616	–	–
Other	976	897	8.8
Total	$5,162	$4,299	20.1%

Salaries and benefits increased due to increases in salaries and deferred compensation related to bank owned life insurance. The impairment loss on securities represents a loss on federal agency preferred securities whose market value were substantially less than their cost. Management believes that the loss is "other than temporary" and, therefore, recorded the loss in accordance with EITF Issue No. 03-1 "The Meaning of Other Than Temporary Impairment And Its Application To Certain Investments."

Income Taxes. The income tax expense for the year ended December 31, 2004 was $540,000 (an effective tax rate of 33.8%), compared to an income tax expense of $341,000 for the year ended December 31, 2003 (an effective tax rate of 21.6%). The increase in the effective tax rate for the year ended December 31, 2004, as compared to the year ended December 31, 2003, was due to the impairment loss on securities, which is not deductible for tax purposes.

Average Balances and Yields. The following table sets forth certain information the years ended December 31, 2004 and 2003. The yields and costs for the periods are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. For purposes of this table, average balances of loans receivable include loans on which we have discontinued accruing interest. The yields and costs include amortized and deferred fees and costs which are considered adjustments to yields. Yields on non-taxable investments have not been adjusted for tax effect.

	For the Years Ended December 31,					
	2004			2003		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)					
Assets:						
Interest-earning assets:						
Interest-earning deposits in other banks	$ 7,222	$ 90	1.25%	$ 6,998	$ 64	0.91%
Investment securities, net[1]:						
Taxable	28,279	873	3.09	16,686	723	4.30
Non-taxable	15,225	636	4.18	13,082	572	4.37
Mortgage-backed securities, net [1]	33,672	1,364	4.05	29,078	1,104	3.80
Loans receivable, net [2]	65,322	4,341	6.65	65,504	4,412	6.73
Total interest-earning assets	149,720	7,304	4.88	131,348	6,875	5.23
Non-interest-earning assets	11,358			9,815		
Total assets	$161,078			$141,163		
Liabilities and Equity:						
Interest-bearing liabilities:						
NOW accounts	$ 15,155	52	0.34	$ 14,438	60	0.42
Money Markets	19,639	197	1.00	17,322	228	1.32
Savings	37,298	304	0.82	34,143	384	1.12
Time (in excess of $100,000)	13,624	170	1.25	5,782	169	2.92
Other Time	35,364	1,052	2.97	35,657	1,203	3.37
Total deposits	121,080	1,775	1.47	107,342	2,044	1.90
FHLB Advances	2,636	101	3.83	–	–	
Total interest-bearing liabilities	123,716	1,876	1.52	107,342	2,044	1.90
Non-interest-bearing liabilities	22,622			19,616		
Total liabilities	146,338			126,958		
Stockholders' Equity	14,740			14,205		
Total liabilities and stockholders' equity	$161,078			$141,163		
Net interest rate spread [3]			3.36%			3.33%
Net interest margin [4]			3.62%			3.67%
Ratio of interest-bearing assets to interest-bearing liabilities			121.02%			122.36%

[1] Includes unamortized discounts and premiums.
[2] Amount is net of loans in process, net deferred loan origination fees and allowance for loan losses and includes non-performing loans.
[3] Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
[4] Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our interest income and interest expense. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Year Ended December 31, 2004 Compared to Year Ended December 31, 2003			Year Ended December 31, 2003 Compared to Year Ended December 31, 2002		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest income:						
Interest-earning deposits in other banks..	$ 2	$ 24	$ 26	$ 18	$ (32)	$ (14)
Investment securities, net:						
Taxable	400	(250)	150	(72)	(73)	(145)
Non-taxable	90	(26)	64	165	(34)	131
Mortgage-backed securities, net	183	77	260	279	(357)	(78)
Loans receivable, net	(12)	(59)	(71)	144	(394)	(250)
Total change in interest income	$ 663	$(234)	$ 429	$534	$ (890)	$(356)
Interest expense:						
Deposits:						
NOW accounts	$ 3	$ (11)	$ (8)	$ 12	$ (51)	$ (39)
Money markets	28	(59)	(31)	76	(61)	15
Savings	33	(113)	(80)	45	(106)	(61)
Time (in excess of $100,000)	137	(136)	1	(47)	74	27
Other time	(8)	(143)	(151)	(16)	(274)	(290)
FHLB advances	101	–	101	–	–	–
Total change in interest expense	294	(462)	(168)	70	(418)	(348)
Net change in net interest income	$ 369	$ 228	$ 597	$464	$ (472)	$ (8)

Balance Sheet

Loans. The Delaware National Bank engages in a full complement of lending activities, including commercial, financial and agricultural loans, residential construction and mortgage loans and installment and other consumer loans. The Delaware National Bank offers both adjustable and fixed rate loans. As of December 31, 2004, The Delaware National Bank's loan portfolio totaled $63.6 million, representing approximately 39.7% of its $160.4 million of total assets at that date.

The following table sets forth the composition of our loan portfolio by type of loan before deductions (principally unearned discounts, deferred loan fees, and allowance for loan losses) at the dates indicated.

	At December 31,			
	2004		2003	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Commercial, financial and agricultural	$10,826	17%	$12,602	19%
Real estate - construction	1,318	2	274	–
Real estate - mortgage	46,933	74	48,974	73
Installment and other consumer loans	4,535	7	5,237	8
Total loans	63,612	100%	67,087	100%
Less:				
Allowance for loan losses	535		535	
Net loans	$63,077		$66,552	

The table below shows the amount of loans held in portfolio by categories, net of loans in process and discounts, that mature in the indicated years following December 31, 2004. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.

Year	Commercial, Financial and Agricultural	Real Estate - Construction	Real Estate - Mortgage	Installment and Other Consumer Loans (1)
		(In thousands)		
Amount due in:				
One year or less	$ 6,002	$ 468	$ 1,533	$ 817
More than one to five years	3,283	850	11,253	3,009
More than five years	1,541	–	34,147	184
Total	$10,826	$1,318	$46,933	$4,010

(1) Does not include credit cards and overdrafts.

Of the aggregate of $54.3 million of loans due after one year after December 31, 2004, $22.8 million or 42% have floating or adjustable interest rate features and $31.5 million or 58% have fixed interest rates.

Nonaccrual loans. The following table sets forth nonaccrual loans, past due and restructured loans for the dates indicated.

	At December 31,	
	2004	2003
	(In thousands)	
Loans:		
Nonaccruing (1)	$161	$303
Accruing, delinquent for 90 days or more (2)	491	448
Restructured loans not included in above amounts	–	–

(1) The gross interest income that would have been recorded in the period ended December 31, 2004, if these loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $20,946. The amount of interest income on these loans that was included in net income for the period ended December 31, 2004 was $14,296.

(2) Loans delinquent as to principal or interest payments.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish reserves against losses on loans on a monthly basis. When additional reserves are necessary, a provision for loan losses is charged to earnings. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss reserves have been established, any difference between the loss reserve and the amount of loss realized has been charged or credited to current income.

	Years Ended December 31,	
	2004	2003
	(Dollars in thousands)	
Allowance at beginning of the period	$535	$497
Charge-offs:		
Commercial, financial and agricultural	22	169
Real estate - construction	–	–
Real estate - mortgage	9	3
Installment and other consumer loans	110	82
Total charge-offs	141	254
Recoveries:		
Commercial, financial and agricultural	13	16
Real estate – construction	–	–
Real estate – mortgage	–	13
Installment and other consumer loans	40	27
Total recoveries	53	56
Net charge-offs	88	198
Additions charged (credited) to operations	88	236
Allowance at end of period	$535	$535
Net charge-offs to average loans outstanding during the period	0.13%	0.30%
Allowance to non-performing loans	332.30%	176.57%

The following table sets forth a breakdown of the allowance for loan losses by category at the dates indicated.

	At December 31,					
	2004			2003		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans
Commercial, financial and agricultural	$306	57%	17%	$388	72%	19%
Real estate- construction	–	–	2	–	–	–
Real estate- mortgage	115	22	74	73	14	73
Installment and other consumer loans	97	18	7	47	9	8
Not specifically allocated	17	3	–	27	5	–
Total	$535	100%	100%	$535	100%	100%

Investments. The Delaware National Bank maintains a securities portfolio. At December 31, 2004, our investment portfolio represented approximately 46.4% of our total assets. Securities in the portfolio are classified as available for sale or held to maturity based on management's positive intent and ability to hold such securities to maturity. The following table sets forth the carrying and fair values of our investment securities and mortgage-backed securities at the dates indicated. The carrying value for available for sale securities is their fair value. The carrying value for held to maturity securities is their amortized cost.

	At December 31,			
	2004		2003	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Securities:				
Available for sale:				
U.S. Government and Federal agencies	$13,528	$13,441	$ 9,510	$ 9,514
State and local government obligations	15,354	15,863	12,746	13,258
Corporate debt securities	5,537	5,658	7,594	7,927
Mortgage backed securities	25,690	25,542	20,134	20,074
FNMA/FHLMC preferred stock	1,884	1,884	2,505	2,117
Money market mutual fund	345	345	181	181
FRB Stock, FHLB Stock and others	668	668	634	634
Total available for sale	63,006	63,401	53,304	53,705
Held to maturity:				
Mortgage backed securities	10,312	10,380	8,624	8,723
State and local government obligations	768	851	973	1,100
Total held to maturity	11,080	11,231	9,597	9,823
Total securities	$74,086	$74,632	$62,901	$63,528

The table below sets forth certain information regarding the carrying value, weighted-average yields and the earlier of call dates or average lives of our investment debt securities as of December 31, 2004.

	As of December 31, 2004									
	One Year or Less (1)		More than One Year to Five Years (1)		More than Five Years to 10 Years (1)		More than 10 Years (1)		Total	
	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield(2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)
	(Dollars in thousands)									
Securities:										
Available-for-sale:										
U.S. Government and Federal Agencies	$4,470	2.15%	$ 6,738	3.58%	$ 2,233	4.83%	$ –	–%	$13,441	3.31%
State and local government obligations	515	7.18	956	6.80	5,682	5.50	8,710	5.95	15,863	5.88
Corporate debt securities	1,022	6.76	4,635	4.66	–	–	–	–	5,657	5.04
Mortgage-backed securities	115	8.52	974	3.27	5,590	3.75	18,863	4.15	25,542	4.05
Total available-for-sale (3)	6,122	3.46	13,303	4.16	13,505	4.66	27,573	4.72	60,503	4.46
Held to maturity:										
State and local government Obligations	168	7.45	403	7.88	191	9.08	6	7.35	768	8.08
Mortgage backed securities	19	2.37	307	2.37	3,160	4.22	6,826	4.48	10,312	4.26
Total held to maturity (4)	187	6.68	710	5.49	3,351	4.50	6,832	4.49	11,080	4.59
Total securities	$6,309	2.74%	$14,013	4.23%	$16,856	4.63%	$34,405	4.68%	$71,583	4.48%

(1) The earlier of the call date or average life based upon current prepayment assumptions was utilized in place of contractual maturity dates.
(2) Average yields are not stated on a tax equivalent basis.
(3) Total does not include money market mutual funds.
(4) Total does not include equity securities.

Deposits. Our primary source of funds is our deposit accounts. The following table sets forth average deposits by average rates paid for the dates indicated:

	Years Ended December 31,			
	2004		2003	
	Average Amount	Average Rate	Average Amount	Average Rate
	(Dollars in thousands)			
Non-Interest-Bearing Deposits	$ 21,525	–%	$ 18,686	–%
Interest-Bearing Deposits:				
NOW accounts	15,155	0.34	14,438	0.42
Money markets	19,639	1.00	17,322	1.32
Savings	37,298	0.82	34,143	1.12
Time (in excess of $100,000)	13,624	1.25	5,782	2.92
Other Time	35,364	2.97	35,657	3.37
Total Interest Bearing Deposits	121,080	1.47	107,342	1.90
Total Deposits	$142,605	1.32%	$126,028	1.62%

Maturity of Time Deposits. At December 31, 2004, The Delaware National Bank had outstanding $5.96 million in certificate accounts with balances of $100,000 or more that mature as follows:

Maturity Distribution of Time Deposits of $100,00 or more	Balance
	(In thousands)
Three months or less	$ 1,145
Over three through twelve months	2,277
Over twelve months	2,539
Total	$ 5,961

Regulation and Supervision

General

The Delaware National Bank is a nationally chartered banking association, the deposits of which are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). Federal law, primarily the National Bank Act, delineates the nature and extent of the activities in which that Bank can engage. The Delaware National Bank's primary regulator is the Office of the Comptroller of the Currency ("OCC"). By virtue of the insurance of its deposits, however, The Delaware National Bank is also subject to supervision and regulation by the FDIC. Such supervision and regulation subjects The Delaware National Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the OCC. The primary purpose of such supervision and regulation is to protect the FDIC insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC or the Congress, could have a material adverse impact on The Delaware National Bank, and/or Delhi Bank Corp. and their operations.

Delhi Bank Corp. is a bank holding company subject to reporting to, and supervision by, the Federal Reserve Board ("FRB"). Certain of the statutory and regulatory provisions applicable to Delhi Bank Corp. and The Delaware National Bank are described below. This discussion is intended to be a summary and does not purport to be a complete description of the applicable statutes and regulations and their effects on Delhi Bank Corp. and The Delaware National Bank.

Holding Company Regulation

Federal Regulation. Due to its control of The Delaware National Bank, Delhi Bank Corp. is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956 ("BHCA"), as administered by the FRB.

Delhi Bank Corp. is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval will also be required for Delhi Bank Corp. to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, Delhi Bank Corp. would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources of and future prospects of the companies involved, competitive factors and the convenience and needs of the communities to be served. Bank holding companies may acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, prior approval may also be required from other agencies having supervisory jurisdiction over banks to be acquired.

A bank holding company is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) finance leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association, provided that the savings association only engages in activities permitted bank holding companies. The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the OCC for a bank. Delhi Bank Corp.'s total and Tier 1 capital exceeds these requirements.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. The Gramm-Leach-Bliley Act also authorizes banks to engage through "financial subsidiaries" in certain of the activities permitted for financial holding companies. Financial subsidiaries are generally treated as an affiliate for purposes of restrictions on a bank's transactions with affiliates.

A bank holding company is generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. These regulatory policies could affect Delhi Bank Corp.'s ability to pay dividends or otherwise engage in capital distributions.

Delhi Bank Corp.'s status as a registered bank holding company under the BHCA does not exempt it from certain Federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the Federal securities laws.

Change in Control. Under the Change in Bank Control Act of 1978 (the "CBCA"), a 60-day prior written notice must be submitted to the FRB if any person (including a company), or any group acting in concert, seeks to acquire 10% of any class of Delhi Bank Corp.'s outstanding voting securities, unless the FRB determines that such acquisition will not result in a change of control of the bank. Under the CBCA, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the proposed acquiror, the convenience and needs of the community served by the bank and the antitrust effects of an acquisition.

Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain "control" of Delhi Bank Corp. within the meaning of the BHCA. Control for BHCA purposes generally is defined to mean the ownership or power to vote 25 percent or more of any class of Delhi Bank Corp.'s voting securities or the ability to control in any manner the election of a majority of Delhi Bank Corp.'s directors. An existing bank holding company would be required to obtain the FRB's prior approval under the BHCA before acquiring more than 5% of Delhi Bank Corp.'s voting stock. See *"—Holding Company Regulation."*

The Changing Regulatory Structure. Various legislation, including proposals to overhaul the bank regulatory system, expand the powers of banking institutions and bank holding companies and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of the bank in substantial and unpredictable ways.

Effect on Economic Environment. The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of banks. Among the means available to the FRB to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

FRB monetary policies have materially affected the operating results of banks in the past and can be expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the bank cannot be predicted.

Bank Regulation

Examinations. The OCC periodically examines and evaluates national banks. Based upon such examination and evaluation, the OCC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets.

Capital Adequacy Requirements. The OCC has adopted regulations establishing minimum requirements for the capital adequacy of national banks. The OCC may establish higher minimum requirements in particular cases if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The OCC's risk-based capital guidelines generally require national banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% ("Tier 1 risk-weighted ratio") and a ratio of total capital to total risk-weighted assets of 8.0% ("total capital risk-weighted ratio"). In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items (including certain recourse arrangements, direct credit substitutes and derivatives), are multiplied by a risk-weight factor of 0% to 100%, assigned by the OCC capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries less a percentage of certain nonfinancial investments and intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. As of December 31, 2004, The Delaware National Bank's Tier 1 risk-weighted ratio was 18.2% and total capital risk-weighted ratio was 18.8%. See *"Selected Financial and Other Data."*

The OCC's leverage guidelines require that the Tier 1 capital to average total assets ratio ("leverage ratio") for a depository institution that has been assigned the highest composite rating of 1 under the Uniform Financial Institutions Rating System will be 3.0% and that the minimum leverage ratio for any other depository institution will be 4.0%, unless a higher leverage ratio is warranted by the particular circumstances or risk profile of the depository institution. As of December 31, 2004, The Delaware National Bank's leverage ratio was 8.6%. See *"Selected Financial and Other Data."*

Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "under capitalized," "significantly under capitalized" and "critically under capitalized." A "well capitalized" bank has a total capital risk-weighted ratio of 10.0% or higher; a Tier 1 risk-weighted ratio of 6.0% or higher; a leverage ratio of 5.0% or higher and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk-weighted ratio of 8.0% or higher; a Tier 1 risk-weighted ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is "undercapitalized" if it fails to meet any one of the ratios required to be adequately capitalized. An institution that has a total risk-weighted ratio less than 6%, a Tier 1 risk-weighted ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and an institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized."

In addition to requiring undercapitalized institutions to submit a capital restoration plan, compliance with which must be guaranteed by any controlling holding company, agency regulations contemplate broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the OCC's enforcement actions may become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The OCC has only very limited discretion in dealing with a critically undercapitalized institution and is generally required to appoint a receiver or conservator within specified time frames.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Restrictions on Distribution of Bank Dividends and Assets. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends declared by the bank in any calendar year exceeds the total of the bank's retained net income for the current year and retained net income (meaning net income less all dividends declared) for the preceding two years. Under federal law, the bank cannot pay a dividend if, after paying the dividend, the bank would be "undercapitalized." The OCC may declare a dividend payment to be unsafe and unsound even though the bank would continue to meet its capital requirements after the dividend.

Loans to One Borrower. Federal law provides that a national bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. At December 31, 2004, The Delaware National Bank's limit on loans-to-one borrower was $2.15 million, and The Delaware National Bank's largest aggregate outstanding balance of loans-to-one borrower was $1.4 million.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OCC determines that a banking institution fails to meet any standard prescribed by the guidelines, the OCC may require the institution to submit an acceptable plan to achieve compliance with the standard.

Branching. National banks are authorized to establish branches within the state in which they are headquartered to the extent state law allows branching by state banks. The Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Act") provided for interstate branching for national banks. Under the Act, interstate branching by merger was authorized on June 1, 1997, unless the state in which The Delaware National Bank is to branch has enacted a law opting out of interstate branching. *De novo* interstate branching is permitted by the Act to the extent the state into which the bank is to branch has enacted a law authorizing out-of-state banks to establish *de novo* branches.

Assessments. National banks pay semi-annual assessments to the OCC to fund its operations. These assessments are based primarily on asset size and financial condition. Such assessments for The Delaware National Bank amounted to $56,352 for the year ended December 31, 2004.

Deposit Insurance Assessments. The Delaware National Bank must pay assessments to the FDIC for federal deposit insurance protection. The Delaware National Bank is a member of BIF. The FDIC maintains a risk-based assessment system by which institutions are assigned to one of three categories based on their capitalization and one of three subcategories based on examination ratings and other supervisory information. An institution's assessment rate depends upon the categories to which it is assigned. Assessment rates for BIF member institutions are determined semiannually by the FDIC and currently range from zero basis points for the healthiest institutions to 27 basis points for the riskiest.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980's by the Financing Corporation ("FICO") to recapitalize the predecessor to the Savings Association Insurance Fund. During 2004, FICO payments for BIF members approximated 1.51 basis points of assessable deposits.

The Delaware National Bank paid a total premium to the FDIC in the calendar year 2004 of $19,770. The FDIC has authority to increase insurance assessments and make special assessments. A significant increase in BIF insurance premiums would likely have an adverse effect on the operating expenses and results of operations of The Delaware National Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OCC. The management of The Delaware National Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Restrictions on Transactions With Affiliates and Insiders. Transactions between a bank and any nonbanking affiliates are subject to Section 23A of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with The Delaware National Bank, including Delhi Bank Corp. Currently, a subsidiary of a bank that is not also a depository institution is not generally treated as an affiliate of the bank for purposes of Sections 23A and 23B unless it is a "financial subsidiary" that is engaged in activities not permissible for the bank itself. In general, Section 23A imposes limits on the amount of transactions with affiliates, and also requires certain levels of collateral for loans to affiliated parties.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions. Those restrictions include quantitative and qualitative limits on loans to insiders. There is also an aggregate limitation on all loans to insiders and their related interests. Those loans cannot exceed the institution's total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operation of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. An unsatisfactory record can substantially delay or block such a transaction. Federal law requires federal banking agencies to make public a rating of a bank's performance under the CRA. The Delaware National Bank's latest CRA rating was satisfactory.

Consumer Laws and Regulations. The Delaware National Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. These laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Delaware National Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

Enforcement Powers. The OCC, the FDIC, the FRB and the other federal banking agencies have broad enforcement powers, including the power to issue cease and desist orders, impose substantial fines and other civil penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject The Delaware National Bank, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The OCC may appoint the FDIC as conservator or receiver for a national bank (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the bank being undercapitalized and having no reasonable prospect of becoming adequately capitalized or failing to submit and implement an acceptable capital restoration plan; the bank being in unsafe and unsound condition to transact business or the bank undergoing a substantial dissipation of assets or earnings due to violation of law or regulation or an unsafe or unsound practice.

Federal Reserve System. The Federal Reserve Board regulations require depository institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts over $7.0 million to and including $47.6 million; a 10% reserve ratio is applied above $47.6 million. The first $7.0 million of otherwise reservable balances are exempted from the reserve requirements. The amounts are adjusted annually. The Delaware National Bank complies with the foregoing requirements.

Our Management

Directors

The Board of Directors of Delhi Bank Corp. is presently composed of nine (9) members who are elected for terms of three years, approximately one third of whom are elected annually as required by the Bylaws of Delhi Bank Corp. Each director of Delhi Bank Corp. is also a member of the Board of Directors of The Delaware National Bank. The executive officers of Delhi Bank Corp. and The Delaware National Bank are elected annually by the respective Board of Directors and serve at such Board's discretion. The following tables present information with respect to our directors and executive officers. Unless otherwise stated, each director and executive officer has held his or her current occupation for the last five years. There are no family relationships among or between the directors or executive officers.

Name	Age[(1)]	Principal Occupation for Past Five Years and Business Experience	Director Since[(2)]	Term Expires
Robert W. Armstrong [(3)]	42	Director, President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank and Director and President of Delaware National Realty Corp.	2005	2005
Raymond M. Christensen	67	Director of Delhi Bank Corp.; Farmer and Special Assistant to New York State Commissioner of Agriculture and Market	2003	2005
Bruce J. McKeegan	47	Director of Delhi Bank Corp. and Attorney and Sole Owner of McKeegan & McKeegan	2000	2005
Ann S. Morris	60	Director of Delhi Bank Corp. and President, CPA of Morris & Ronovech CPA, PC, a public accounting firm	2002	2005
Paul J. Roach	51	Director of Delhi Bank Corp., Vice President of the Clark Companies, a contracting company and Director of Delaware National Realty Corp.	2001	2006
Andrew F. Davis III	59	Director of Delhi Bank Corp. and Director and Owner of D&D of Walton, Inc., an auto parts business	1991	2006
Michael E. Finberg	58	Director of Delhi Bank Corp.; Director and President of Margaretville Bowl Ltd.; President of MMA Corp. and Owner of Reliable Tent	1998	2007
Robert P. Nicholson	76	Director and Secretary of Delhi Bank Corp.; Secretary of The Delaware National Bank and Retired	1971	2007
Timothy C. Townsend	55	Chairman of the Board of Delhi Bank Corp. and The Delaware National Bank; Director of Delaware National Realty Corp. and Director of Delhi Telephone Company	1989	2007

(1) As of December 31, 2004.

(2) Years prior to 1994 indicate service with The Delaware National Bank.

(3) Mr. Armstrong was appointed President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank effective January 1, 2005 and was elected to be a member of the Board of Directors of Delhi Bank Corp. and The Delaware National Bank in January 2005.

Executive Officers Who Are Not Directors

Name	Age[1]	Positions Held with Delhi Bank Corp. and/or The Delaware National Bank	Officer Since[2]
Eric D. Efthimiou	43	Vice President of Delhi Bank Corp.; Vice President and Senior Lending Officer of The Delaware National Bank; and Director of Delaware National Realty Corp.	2000
Peter V. Gioffe	32	Treasurer of Delhi Bank Corp.; Vice President and Cashier of The Delaware National Bank of Delhi; and Secretary and Treasurer of Delaware National Realty Corp.	2005

(1) As of December 31, 2004.
(2) Years prior to 1994 indicate service with The Delaware National Bank.

Director Compensation

The Board of Directors of The Delaware National Bank has paid fees to Directors of The Delaware National Bank for the year 2004 as follows: Directors of The Delaware National Bank received $350 for each meeting they attended. Members of The Delaware National Bank's Audit Committee received $50 per hour, with a minimum fee of $100, for committee meeting attendance. Non-employee directors who are members of the Discount Committee of the Board of Directors of The Delaware National Bank received $300 per committee meeting, and non-employee directors who are members of all other committees of The Delaware National Bank of Delhi received $50 per hour, with a minimum fee of $75, for committee meeting attendance. In addition, our non-employee directors received $250 per day for attendance at seminars.

Executive Compensation

The following table sets forth the total aggregate annual remuneration paid by The Delaware National Bank to the three highest paid persons who are officers or directors of Delhi Bank Corp. and/or The Delaware National Bank as a group during the year 2004.

Name of Individual or Identify of Group	Capacities In Which Remuneration was Received	Aggregate Remuneration
The highest paid Executive Officers of The Delaware National Bank and Delhi Bank Corp.[1]	President and Chief Executive Officer of The Delaware National Bank and Delhi Bank Corp.; Vice President, Cashier and Trust Officer of The Delaware National Bank and Treasurer of Delhi Bank Corp.; and Vice President, Senior Lending Officer of The Delaware National Bank.	$363,830[2]

(1) The group consists of three persons including Timothy C. Townsend, former President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank, Robert W. Armstrong, former Vice President, Cashier and Trust Officer of The Delaware National Bank and Treasurer of Delhi Bank Corp. and current President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank of Delhi and David A. Avery, former Vice President, Senior Lending Officer of The Delaware National Bank.
(2) Includes aggregate compensation and aggregate other compensation.

Interest of Management and Others in Certain Transactions

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of December 31, 2004, certain information regarding the beneficial ownership of Delhi Bank Corp. common stock by each of our directors, named executive officers and executive officers of The Delaware National Bank, and all of our directors and executive officers as a group.

Name and Address[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class
Robert W. Armstrong	446[3]	*%
Eric D. Efthimiou	76	*
Peter V. Gioffe	237	*
Raymond M. Christensen	400	*
Andrew F. Davis III	10,163[4]	1.58
Michael E. Finberg	782	*
Bruce J. McKeegan	2,889[5]	*
Ann S. Morris	700[6]	*
Robert P. Nicholson	10,319	1.61
Paul J. Roach	22,105[7]	3.44
Timothy C. Townsend	2,313	*
All Executive Officers and Directors As a Group — eleven (11) Persons in Total	50,430	7.85%

* Does not exceed 1.0% of Delhi Bank Corp.'s voting securities.

(1) Delhi Bank Corp., 124 Main Street, Delhi, New York 13753.

(2) It is anticipated that each of the above listed individuals will participate in the Plan.

(3) Includes 2 shares held by Mr. Armstrong as custodian for his nieces.

(4) Includes 526 shares held by Mr. Davis' spouse; 37 shares held as custodian for Mr. Davis' son and 217 shares held by D&D of Walton, Inc., of which he is the President.

(5) Includes 2,289 shares held by Mr. McKeegan's spouse.

(6) Includes 100 shares held by Ms. Morris' spouse.

(7) Includes 1,197 shares held jointly with Mr. Roach's wife, 201 shares held as custodian for Mr. Roach's son and 18,533 shares held by Burton F. Clark, Inc. d/b/a Clark Companies of which Mr. Roach is the Vice President.

To our knowledge, the only record owner of 10 percent or more of any class of our equity securities is Cede & Co. To our knowledge, there are no beneficial owners of 10 percent or more of any class of our equity securities.

Indebtedness of Management and Transactions with Certain Related Persons

The Delaware National Bank extends credit to certain of our directors, officers and employees, as well as members of their immediate families, in connection with mortgage loans, home equity lines of credit and home equity installment loans.

The Delaware National Bank's policy provides that all loans made by The Delaware National Bank to its directors and officers are made in the ordinary course of business, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

Description of Common Stock

We are authorized to issue 5,000,000 shares of common stock having a par value $1.00 per share. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. We are not authorized to issue preferred stock.

Voting Rights. The holders of our common stock possess exclusive voting rights. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of common stock. Holders of shares of common stock are not entitled to cumulate votes for the election of directors.

Dividends. The holders of common stock are entitled to such dividends as the Board of Directors may declare from time to time out of funds legally available for the payment of dividends. Dividends from us depend upon the receipt by us of dividends from The Delaware National Bank because we generally have no source of cash flow other than dividends from The Delaware National Bank.

We pay quarterly dividends to our stockholders based on a quarterly determination of the Board of Directors. It is our present intention to continue our present dividend policy subject to the discretion of the Board of Directors. The Plan does not represent a change in our dividend policy. Stockholders who do not wish to participate and those who are ineligible to participate in the Plan will continue to receive cash dividends when and as declared. As discussed in *"Risk Factors – We cannot guarantee future payment of dividends"* we cannot provide assurance whether, or at what rate, we will continue to pay dividends.

Liquidation. In the event of our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all of our debts and other liabilities.

Other Characteristics. Holders of common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of common stock which may be issued. Therefore, the Board of Directors may authorize the issuance and sale of shares of our capital stock without first offering them to our existing stockholders. The common stock is not subject to any redemption or sinking fund provisions.

Description of Properties

Our main and executive offices are located at 124 Main Street. An additional facility is located at 121 Main Street, Delhi, New York consisting of a computer center and a drive-through facility. All of these buildings are owned by The Delaware National Bank. The Delaware National Bank has a branch office located in Margaretville, New York. In addition, The Delaware National Bank owns and operates six ATM facilities, one located at The Delaware National Bank's main office, one located in its Margaretville branch, one located at Hogan's General Store in Andes, New York one located on the campus of SUNY College of Technology at Delhi, Delhi, New York, one located at the Great American Store in The Village of Delhi, New York and one located at Ames Plaza, Delhi, New York.

Plan of Distribution

The Delaware National Bank will act as the Plan Administrator and purchase shares of our common stock to fund the Plan directly from us at fair market value, in the open market, or in negotiated transactions. We will appoint a third party Plan Administrator if shares are to be purchased in the open market or in negotiated transactions to fund the Plan. Since the inception of the Plan in August 2003, all shares to fund the Plan have been acquired directly from the Company from its treasury shares. No employee, officer or director will receive any commissions or additional remuneration for activities involving the Plan. We have no arrangements to engage securities dealers in connection with the Plan, at this time. All of our stockholders who choose to participate in the Plan must do so by completing and returning to us the Authorization Form and all other required materials as described under "*Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan*" and listed on the Authorization Form enclosed with this offering circular. We are making no recommendation regarding participation in the Plan. Robert W. Armstrong, President and Chief Executive Officer of Delhi Bank Corp., should be contacted for any questions regarding the Plan at (607) 746-0700.

Use of Proceeds

We cannot predict the number of shares of common stock that will be purchased under the Plan or the prices at which shares will be purchased. As of the date of this offering circular, the proceeds received by Delhi Bank Corp. pursuant to the Plan have been used to cover the costs of the Plan. To the extent that additional shares are purchased from us, and not in the open market, as contemplated as of the date of this offering circular, we intend to use the proceeds from the sales to cover the costs of this offering. Once the costs of this offering have been paid, we intend to add any additional proceeds from the sales to our general funds to be used for general corporate purposes, including, without limitation, investments in and advances to The Delaware National Bank and repurchases of our common stock. The amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds.

Legal Proceedings

Periodically, there have been various claims and lawsuits involving The Delaware National Bank, such as claims to enforce liens, condemnation proceedings on properties in which The Delaware National Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to The Delaware National Bank's business. The Delaware National Bank is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of The Delaware National Bank.

Legal Opinion

Muldoon Murphy & Aguggia LLP, Washington, D.C., has issued a legal opinion concerning the validity of the common stock being issued in connection with the Plan.

Experts

Our financial statements for the years ended December 31, 2004 and 2003, appearing elsewhere in this offering circular, have been included herein and in the offering statement in reliance upon the report of Fagliarone Group CPA's, PC, independent certified public accountants, which is included herein and upon the authority of said firm as experts in accounting and auditing.

Index to Consolidated Financial Statements

Fagliarone Group CPAs, PC
650 James Street Syracuse, New York 13203-2274
315 471-2777 tel 315 471-2128 fax www.tfgcpa.com


FAGLIARONE GROUP CPAs
A wealth of financial resources

Independent Auditors' Report

To the Stockholders and Board of Directors
Delhi Bank Corp.

We have audited the consolidated balance sheets of Delhi Bank Corp. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delhi Bank Corp. and subsidiary as of December 31, 2004 and 2003, and the consolidated results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note P to the consolidated financial statements, certain errors resulting in the understatement of previously reported assets and liabilities and the overstatement of previously reported net income as of and for the year ended December 31, 2003, were discovered by management of the Company during the current year. Accordingly, the 2003 consolidated financial statements have been restated to correct the errors.

Fagliarone Group CPAs, PC

February 2, 2005

DELHI BANK CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003 (Restated)

	2004	2003
ASSETS		
Cash and due from banks	$ 3,955,175	$ 3,306,679
Interest bearing deposits with banks	10,804,642	7,534,207
Total cash and cash equivalents	14,759,817	10,840,886
Investment securities		
Available for sale	63,400,210	53,705,233
Held to maturity	11,080,497	9,596,309
Total investment securities	74,480,707	63,301,542
Loans	63,611,860	67,087,567
Less allowance for loan losses	534,673	535,402
Net loans	63,077,187	66,552,165
Premises and equipment, net	1,951,402	1,945,241
Accrued interest receivable and other assets	6,086,930	4,944,697
TOTAL ASSETS	$ 160,356,043	$ 147,584,531
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 26,721,721	$ 21,638,756
Interest-bearing	112,689,791	110,298,289
Total deposits	139,411,512	131,937,045
Advance from Federal Home Loan Bank	4,619,859	-
Accrued interest payable and other liabilities	1,607,135	1,291,596
TOTAL LIABILITIES	145,638,506	133,228,641
STOCKHOLDERS' EQUITY		
Common stock	693,000	693,000
Additional paid-in capital	1,376,164	1,343,115
Retained earnings	13,583,515	12,981,893
Accumulated other comprehensive income	234,035	236,298
Treasury stock, at cost	(1,169,177)	(898,416)
TOTAL STOCKHOLDERS' EQUITY	14,717,537	14,355,890
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 160,356,043	$ 147,584,531

The accompanying notes are an integral part of the consolidated financial statements.

DELHI BANK CORP.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2004 and 2003 (Restated)

	2004	2003
INTEREST INCOME		
Loans receivable	$ 4,341,204	$ 4,412,133
Investment securities:		
United States treasury and agency securities	443,104	211,654
Mortgage backed securities	1,364,476	1,104,154
State and local governments	635,802	572,303
Other	519,749	574,393
TOTAL INTEREST INCOME	7,304,335	6,874,637
INTEREST EXPENSE	1,876,790	2,043,797
NET INTEREST INCOME	5,427,545	4,830,840
PROVISION FOR LOAN LOSSES	88,000	236,439
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	5,339,545	4,594,401
NONINTEREST INCOME:		
Service charges and fees	1,189,745	1,079,188
Other	214,700	171,495
Realized gain on sales of available for sale securities	17,434	28,754
TOTAL NONINTEREST INCOME	1,421,879	1,279,437
NONINTEREST EXPENSES:		
Salaries and employee benefits	2,724,229	2,647,912
Occupancy	708,081	625,128
Other	1,113,123	1,026,581
Impairment loss on available for sale securities	615,629	-
TOTAL NONINTEREST EXPENSES	5,161,062	4,299,621
INCOME BEFORE INCOME TAXES	1,600,362	1,574,217
PROVISION FOR INCOME TAXES	540,246	340,721
NET INCOME	$ 1,060,116	$ 1,233,496
NET INCOME PER SHARE	$ 1.64	$ 1.90

The accompanying notes are an integral part of the consolidated financial statements.

DELHI BANK CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2004 and 2003 (Restated)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
BALANCES, JANUARY 1, 2003 AS ORIGINALLY REPORTED	$ 693,000	$ 1,309,000	$ 12,205,770	$ 543,900	$ (968,799)	$ 13,782,871
Adjustments to beginning stockholders' equity			(62,605)			(62,605)
BALANCES, JANUARY 1, 2003 (Restated)	693,000	1,309,000	12,143,165	543,900	(968,799)	13,720,266
COMPREHENSIVE INCOME						
Net income for 2003 (Restated)			1,233,496			1,233,496
Other comprehensive income, net of tax (Restated):						
Change in unrealized net gain on securities available for sale				(324,854)		(324,854)
Reclassification adjustment				17,252		17,252
TOTAL COMPREHENSIVE INCOME (Restated)						925,894
Sale of treasury stock, net		34,115			70,383	104,498
Dividends declared-$.61 per share			(394,768)			(394,768)
BALANCES, DECEMBER 31, 2003 (Restated)	$ 693,000	$ 1,343,115	$ 12,981,893	$ 236,298	$ (898,416)	$ 14,355,890
COMPREHENSIVE INCOME						
Net income for 2004			1,060,116			1,060,116
Other comprehensive income, net of tax:						
Change in unrealized net gain on securities available for sale				8,197		8,197
Reclassification adjustment				(10,460)		(10,460)
TOTAL COMPREHENSIVE INCOME						1,057,853
Purchase of treasury stock, net		33,049			(270,761)	(237,712)
Dividends declared-$.71 per share			(458,494)			(458,494)
BALANCES, DECEMBER 31, 2004	$ 693,000	$ 1,376,164	$ 13,583,515	$ 234,035	$ (1,169,177)	$ 14,717,537

The accompanying notes are an integral part of the consolidated financial statements.

DELHI BANK CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003 (Restated)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,060,116	$ 1,233,496
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	88,000	236,439
Realized gain from sales of available for sale securities	(17,434)	(28,754)
Impairment loss on available for sale securities	615,629	-
Premium amortization	393,074	454,218
Discount accretion	(44,349)	(51,892)
Depreciation and amortization	280,565	325,992
Deferred income tax benefit	(20,681)	(165,537)
Increase in accrued interest receivable and other assets	(1,089,247)	(126,007)
Increase in accrued interest payable and other liabilities	279,655	466,669
NET CASH PROVIDED OPERATING ACTIVITIES	1,545,328	2,344,624
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of available for sale securities	(47,420,046)	(34,003,898)
Proceeds from sales of available for sale securities	3,712,692	4,993,142
Proceeds from maturities of available for sale securities	33,131,546	18,723,365
Purchases of held to maturity and other securities	(5,280,134)	(5,981,906)
Proceeds from maturities of held to maturity and other securities	3,719,106	6,448,876
Net decrease (increase) in loans	3,386,978	(1,784,663)
Purchases of premises and equipment, net	(247,424)	(48,035)
NET CASH USED BY INVESTING ACTIVITIES	(8,997,282)	(11,653,119)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in demand and savings deposits	8,346,966	13,891,049
Net decrease in time deposits	(872,499)	(104,767)
Purchases of treasury stock	(368,544)	(59,425)
Proceeds from sales of treasury stock	130,833	163,923
Advance from Federal Home Loan Bank	4,619,859	-
Dividends paid	(485,730)	(464,619)
NET CASH PROVIDED BY FINANCING ACTIVITIES	11,370,885	13,426,161
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,918,931	4,117,666
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	10,840,886	6,723,220
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 14,759,817	$ 10,840,886
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 1,881,632	$ 2,060,912
Cash paid during the year for income taxes	$ 505,887	$ 445,272

The accompanying notes are an integral part of the consolidated financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Delhi Bank Corp. (the Company) provides a full range of commercial banking services to individuals and small business customers through its wholly-owned subsidiary, The Delaware National Bank of Delhi (the Bank). The Bank's activities are conducted primarily in Delaware County, New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Available for sale securities also include other equity securities whose sale may be restricted. Due to these restrictions, the securities are carried at amortized cost.

Purchase premiums and discounts are recognized in interest income over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a reasonable period of time sufficient to allow for any anticipated recovery in fair value. Impairment losses totaling $615,629 were recorded during 2004. There were no impairment losses during 2003. Gains and losses on the sale of securities are determined using the specific identification method.

NOTE A – (Continued)

Loans

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans in Delaware County. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance For Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is generally established when the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

NOTE A – (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Land is stated at cost. Other premises and equipment are stated at cost, and are depreciated using straight-line and accelerated methods over the estimated useful lives of the assets.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling costs. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of their new basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Bank Owned Life Insurance

Included in other assets is bank owned life insurance ("BOLI"). The BOLI was purchased as a financing tool for employee benefits. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The purchase of the life insurance policy results in monthly tax-free income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. As a result of this transaction, the Company benefits from the tax-free nature of income generated from the life insurance policies. BOLI is stated on the Company's balance sheets at its current cash surrender value. Increases in BOLI's cash surrender value are reported as other noninterest income in the Company's consolidated statement of income.

NOTE A – (Continued)

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial statement and income tax basis of available for sale securities, allowance for loan losses, premises and equipment, deferred loan costs, and supplemental retirement benefits associated with BOLI. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net Income and Dividends Per Share

Net income and dividends per share are computed by dividing net income and dividends declared by the weighted average number of common shares outstanding for the period. The weighted average number of common shares outstanding was 647,858 and 647,705 in 2004 and 2003, respectively.

Statement of Cash Flows

Cash and cash equivalents are defined as the sum of cash and due from banks and interest bearing deposits with banks.

Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and due from banks and interest-bearing deposits in banks: The carrying amounts for cash and due from banks and interest-bearing deposits in banks approximate those assets fair values.

Investments securities: Fair values for investment securities are based primarily on quoted market prices.

Loans: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

NOTE A – (Continued)

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposits: The fair values for demand and savings deposits are equal to their carrying amounts. The fair values of time deposits are estimated using discounted cash flow calculations that apply interest rates currently being offered on time deposits to a schedule of contractual maturities on such time deposits.

Advance from Federal Home Loan Bank: The fair value of the advance from Federal Home Loan Bank is estimated using discounted cash flows based on current borrowing rates for similar borrowings.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

NOTE B – RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank. The required reserve at December 31, 2004 and 2003 was $989,000 and $772,000, respectively.

The Bank is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2004 and 2003 was $200,000.

NOTE C – INVESTMENT SECURITIES

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, are as follows at December 31, 2004 and 2003:

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
U.S. Treasury Securities	$ 3,976,644	$ -	$ 3,288	$ 3,973,356
U.S. government and federal agencies	9,551,060	-	83,302	9,467,758
Mortgage backed securities	25,689,727	69,531	217,300	25,541,958
State and local governments	15,353,591	536,785	27,072	15,863,304
Corporate debt securities	5,536,532	124,631	3,316	5,657,847
Total debt securities	60,107,554	730,947	334,278	60,504,223
Marketable equity securities	2,228,347	-	-	2,228,347
Other equity securities	667,640	-	-	667,640
	$ 63,003,541	$ 730,947	$ 334,278	$ 63,400,210
Held to Maturity				
Mortgage backed securities	$ 10,312,413	$ 108,652	$ 41,020	$ 10,380,045
Local government securities	768,084	83,020	-	851,104
	11,080,497	191,672	41,020	11,231,149
Total	$ 74,084,038	$ 922,619	$ 375,298	$ 74,631,359

NOTE C – (Continued)

2003

Available for Sale				
U.S. government and federal agencies	$ 9,510,444	$ 29,055	$ 25,567	$ 9,513,932
Mortgage backed securities	20,133,684	76,583	136,548	20,073,719
State and local governments	12,746,206	542,985	31,576	13,257,615
Corporate debt securities	7,594,350	334,659	1,305	7,927,704
Total debt securities	49,984,684	983,282	194,996	50,772,970
Marketable equity securities	2,685,532	-	387,780	2,297,752
Other equity securities	634,511	-	-	634,511
	$ 53,304,727	$ 983,282	$ 582,776	$ 53,705,233
Held to Maturity				
Mortgage backed securities	$ 8,623,430	$ 137,316	$ 37,497	$ 8,723,249
Local government securities	972,879	127,562	-	1,100,441
	9,596,309	264,878	37,497	9,823,690
Total	$ 62,901,036	$ 1,248,160	$ 620,273	$ 63,528,923

Other securities consist primarily of Federal Home Loan Bank and Federal Reserve Bank stock.

The following table sets forth the Company's investment in securities with unrealized losses of less than twelve months and unrealized losses of twelve months or more at December 31, 2004:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for Sale						
U.S. government and federal agencies	$11,217,133	$ 75,506	$ 488,916	$ 11,084	$11,706,049	$ 86,590
Mortgage backed securities	10,988,675	87,705	4,858,261	129,595	15,846,936	217,300
State and local governments	1,621,725	9,741	704,827	17,331	2,326,552	27,072
Corporate debt securities	2,817,091	3,316	-	-	2,817,091	3,316
Total debt securities	$26,644,624	$ 176,268	$ 6,052,004	$ 158,010	$32,696,628	$ 334,278
Held to Maturity						
Mortgage backed securities	$ 3,487,398	$ 22,219	$ 1,019,330	$ 18,801	$ 4,506,728	$ 41,020

Unrealized losses on these securities have not been recognized into earnings because the issuers of the securities are of high credit quality, management has the ability and intent to hold these securities for the foreseeable future, and the declines in fair value are largely due to market interest rates. The fair values of these securities are expected to recover as they approach maturity and/or market interest rates fluctuate.

During 2004, the Company determined that unrealized losses on certain federal agency preferred equity securities were other than temporary. As a result, the Company recorded an impairment loss on available for sale securities totaling $615,629 during 2004. Management does not believe that the losses will be deductible for tax purposes due to their capital nature and, therefore, has not recognized any deferred tax assets associated with the losses.

NOTE C – (Continued)

The amortized cost and fair value of debt securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Other securities with a carrying value of $2,895,987 and $2,932,263 at December 31, 2004 and 2003, respectively, have no maturity date.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 5,990,650	$ 6,006,956	$ 168,003	$ 171,304
Due after one through five years	12,230,324	12,329,562	402,108	440,663
Due after five through ten years	7,740,209	7,915,136	191,500	230,964
Due after ten years	8,456,644	8,710,611	6,473	8,173
Securities not due at a single maturity date	25,689,727	25,541,958	10,312,413	10,380,045
	$ 60,107,554	$ 60,504,223	$11,080,497	$ 11,231,149

At December 31, 2004 and 2003, investments with a carrying amount of $8,588,682 and $3,634,447, respectively, were pledged to secure deposits as required or permitted by law.

During 2004, the Bank sold securities available for sale for total proceeds of $3,712,692. Proceeds of $3,232,145 resulted in gains of $36,887. Proceeds of $480,547 resulted in losses of $19,453.

During 2003, the Bank sold securities available for sale for total proceeds of $4,993,142. Proceeds of $3,111,262 resulted in gains of $42,441. Proceeds of $1,881,880 resulted in losses of $13,687

NOTE D - LOANS

Loans consist of the following at December 31:

	2004	2003
Real estate	$ 48,010,713	$ 49,078,461
Agricultural	1,224,930	1,667,846
Commercial and industrial	9,703,777	10,975,539
Consumer	4,381,985	5,135,066
	63,321,405	66,856,912
Net unamortized deferred origination costs	290,455	230,655
	$ 63,611,860	$ 67,087,567

NOTE D – (Continued)

The changes in the allowance for loan losses are as follows:

	2004	2003
Balance, January 1	$ 535,402	$ 497,337
Provision for loan losses	88,000	236,439
Recoveries	52,392	55,646
Charge-offs	(141,121)	(254,020)
Balance, December 31	$ 534,673	$ 535,402

Impaired loans consist of the following at December 31:

	2004	2003
Impaired loans for which allowances for loan losses have been provided	$ 941,788	$ 302,560
Impaired loans for which allowances for loan losses have not been provided	-	993,291
Total investment in impaired loans	$ 941,788	$ 1,295,581
Allowance for loan losses provided for impaired loans	$ 3,963	$ 1,573

The average recorded investment in impaired loans was $1,111,730 and $508,656 in 2004 and 2003, respectively. Interest income recognized for cash payments received on impaired loans was $ 14,296 and $12,793 in 2004 and 2003, respectively. There are no commitments to loan additional funds to borrowers of impaired loans.

December 31, 2004 and 2003, the total recorded investment in loans on nonaccrual amounted to $160,919 and $302,560, respectively, and the total recorded investment in loans past due ninety days or more and still accruing interest amounted to approximately $491,000 and $448,000, respectively.

NOTE E – PREMISES AND EQUIPMENT

Premises and equipment consist of the following at December 31:

	2004	2003
Land and buildings	$ 2,612,319	$ 2,609,381
Furniture, fixtures, and equipment	1,715,210	1,494,288
	4,327,529	4,103,669
Less: Accumulated depreciation	2,376,127	2,158,428
	$ 1,951,402	$ 1,945,241

NOTE F – DEPOSITS

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $5,960,896 and $5,743,663 at December 31, 2004 and 2003, respectively.

At December 31, 2004, scheduled maturities of time deposits are as follows:

2005	$ 19,518,656
2006	9,466,452
2007	6,056,124
2008	3,337,990
2009	1,688,312
	$ 40,675,534

NOTE G – ADVANCE FROM FEDERAL HOME LOAN BANK

The Bank has an agreement with the Federal Home Loan Bank (FHLB) for an overnight line of credit and a companion one month repricing line of credit. Each line has a maximum borrowing limit of $8,051,400 at December 31, 2004. The maximum borrowing limit is based on the Bank's qualified assets as defined by the FHLB and its investment in FHLB stock. The Bank's investment in FHLB stock and other assets, primarily mortgage loans, are pledged as collateral under the agreement up to the amount of any advances. As of December 31, 2004, an advance in the amount of $4,619,859 was outstanding at a rate of 3.94% maturing on June 18, 2009. There were no outstanding advances under the agreement at December 31, 2003.

The Bank also has agreements with the FHLB for irrevocable standby letters of credit to secure municipal deposits totaling $12,400,000 at December 31, 2004. These letters of credit mature on January 3, 2005.

NOTE H – INCOME TAXES

The provision (benefit) for income taxes consists of the following for the years ended December 31, 2004 and 2003.

	2004	2003
Current	$ 560,927	$ 506,258
Deferred	(20,681)	(165,537)
	$ 540,246	$ 340,721

The provision for income taxes differs from that computed by applying statutory rates to income before income tax expense primarily due to the effects of tax exempt income.

Deferred income tax assets and liabilities included in other assets and liabilities at December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets	$ 519,319	$ 394,006
Deferred tax liabilities	$ 298,347	$ 235,227

NOTE I – COMMON STOCK

The common stock and treasury stock of the Company at December 31, 2004 and 2003 are as follows:

	2004	2003
Common Stock		
Authorized shares, $1 par value	5,000,000	5,000,000
Issued shares	693,000	693,000
Less: Treasury stock shares	(50,331)	(43,960)
Outstanding shares	642,669	649,040

NOTE J – PENSION PLANS

The Bank sponsors two defined contribution (401K) plans which cover substantially all employees meeting eligibility requirements. Eligible employees may contribute a percentage of their annual earnings to the plans. The Bank's policy is to contribute to the plans up to 50% of the employees' elective deferral up to a maximum of 5%. Expense recognized in 2004 and 2003 under these plans totaled $74,710 and $70,458, respectively. One of the plans is a non-leveraged employee stock ownership plan (KSOP). The KSOP held 41,501 and 39,116 shares of the Company's stock at December 31, 2004 and 2003, respectively.

The Bank also has a Money Purchase Plan which covers substantially all employees meeting eligibility requirements. The Plan agreement requires the Bank to contribute 5% of each eligible employee's compensation. Expense recognized in 2004 and 2003 under the plan totaled $88,549 and $84,885, respectively.

NOTE K – RELATED PARTIES

The Bank has entered into transactions with its executive officers, directors, significant shareholders, and their affiliates (related parties) in the ordinary course of business. Such transactions were made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with other customers and did not involve more than normal credit risk. The aggregate amount of loans to such related parties at December 31, 2004 was $899,277. During 2004, new loans to such related parties amounted to $470,127 and repayments amounted to $451,791.

The Bank held deposits of $187,871 and $228,739 for related parties at December 31, 2004 and 2003, respectively.

NOTE L – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the approximate contractual notional amount of those instruments summarized as follows at December 31, 2004:

NOTE L – (Continued)

	Notional Amount
Commitments to extend credit	
Commercial loans	$ 1,063,000
Real estate mortgage loans	1,355,000
Commercial credit lines	3,915,000
Consumer credit lines	7,043,000
Other loans	92,000
Standby letters of credit	317,000
	$ 13,785,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

NOTE M – CONCENTRATIONS OF CREDIT

Nearly all of the Bank's loans, commitments and letters of credit have been granted to customers in the Bank's market area. The majority of those customers are depositors of the Bank. Investments in state and local securities also primarily involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note D. The distribution of commitments to extend credit are set forth in Note L. Generally, the Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of 12% of primary capital, as defined.

NOTE N – REGULATORY MATTERS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Company without regulatory approval. Generally, the dividend limit is equal to the current and preceding two years net income less dividends paid during the same period. At December 31, 2004, $2,318,315 of retained earnings were available for dividend declaration without prior regulatory approval. For all practical purposes, the Company could not declare dividends materially in excess of the amount of dividends that could be paid by the Bank.

NOTE N – (Continued)

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Amount Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Total Capital						
(to Risk Weighted Assets)	$ 14,858,000	18.8%	$ 6,313,000	8 %	$ 7,892,000	10 %
Tier I Capital						
(to Risk Weighted Assets)	$ 14,323,000	18.1%	$ 3,157,000	4 %	$ 4,735,000	6 %
Tier I Capital						
(to Average Assets)	$ 14,323,000	8.6 %	$ 6,666,000	4 %	$ 8,332,000	5 %
As of December 31, 2003:						
Total Capital						
(to Risk Weighted Assets)	$ 14,353,000	18.2%	$ 6,303,000	8.0%	$ 7,879,000	10.0%
Tier I Capital						
(to Risk Weighted Assets)	$ 13,818,000	17.5%	$ 3,151,000	4.0%	$ 4,727,000	6.0%
Tier I Capital						
(to Average Assets)	$ 13,818,000	9.6%	$ 5,759,000	4.0%	$ 7,199,000	5.0%

NOTE O – FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

	Carrying Amounts	Fair Values
2004		
Financial assets:		
Cash and due from banks	$ 3,955,175	$ 3,955,175
Interest-bearing deposits in banks	10,804,612	10,804,642
Investment securities	74,480,707	74,631,359
Loans, net of allowance	63,077,187	63,111,327
Accrued interest receivable	633,233	633,233
Financial liabilities:		
Deposits	139,411,512	139,082,512
Advance from Federal Home Loan Bank	4,619,859	4,663,345
Accrued interest payable	75,502	75,502
2003		
Financial assets:		
Cash and due from banks	$ 3,306,679	$ 3,306,679
Interest-bearing deposits in banks	7,534,207	7,534,207
Investment securities	63,301,542	63,528,923
Loans, net of allowance	66,552,165	66,804,598
Accrued interest receivable	668,672	668,672
Financial liabilities:		
Deposits	131,937,045	132,072,045
Accrued interest payable	80,344	80,344

The carrying amounts in the preceding table are included in the December 31, 2004 and 2003 consolidated balance sheets under the applicable captions.

The fair values of off-balance-sheet financial instruments are not significant.

NOTE P – PRIOR PERIOD ADJUSTMENT

During 2004, the Company determined that certain employee benefit accruals were understated by $318,940 and $102,543 at December 31, 2003 and 2002, respectively. The Company has elected to adjust the 2003 consolidated financial statements to correct these understatements. Accordingly, the 2003 consolidated financial statements have been restated to reflect a $318,940 increase in accrued interest payable and other liabilities to adjust the benefit accruals, a $124,225 increase in accrued interest receivable and other assets to adjust the related deferred tax assets, and a $132,110 decrease in net income. In addition, the balance of beginning retained earnings for 2003 was reduced by $62,605 to reflect the after tax impact of the understatement at December 31, 2002.

You should rely only on the information contained in this offering circular. Delhi Bank Corp. has not authorized anyone to provide you with different information. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this offering circular in any jurisdiction in which, or to any person to whom, such offer or solicitation is not authorized or in which the person making the solicitation is not qualified to do so. Neither the delivery of this offering circular nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Delhi Bank Corp. since any of the dates as of which information is furnished in this offering circular or since the date of this offering circular.

DELHI BANK CORP.

DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE PLAN

135,000 Shares of Common Stock

OFFERING CIRCULAR

March 18, 2005

PART III

Exhibits	Description
2.1	Charter of Delhi Bank Corp.*
2.2	Bylaws of Delhi Bank Corp.*
4.1	Authorization Form*
10.1	Consent of Fagliarone Group CPA's, PC
10.2	Consent of Muldoon Murphy & Aguggia LLP*
11.1	Opinion of Muldoon Murphy & Aguggia LLP*

* Previously filed.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, there unto duly authorized, in the Village of Delhi, state of New York, on March 18, 2005.

DELHI BANK CORP.

By: ______________________
Timothy C. Townsend
Chairman of the Board

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Robert W. Armstrong	Director, President and Chief Executive Officer	Date March 18, 2005
Peter V. Gioffe	Treasurer	Date March 18, 2005
Robert P. Nicholson	Secretary and Director	Date March 18, 2005
Raymond Christensen	Director	Date March 18, 2005
Andrew F. Davis III	Director	Date March 18, 2005
Michael E. Finberg	Director	Date March 18, 2005
Bruce J. McKeegan	Director	Date March 18, 2005
Ann S. Morris	Director	Date March 18, 2005
Paul J. Roach	Director	Date March 18, 2005

Exhibit 10.1

Consent of Fagliarone Group CPA's, PC

CONSENT

We hereby consent to the inclusion of our report dated February 2, 2005 of the financial statements of Delhi Bank Corp. as of December 31, 2004 and 2003 in Delhi Bank Corp.'s Offering Statement on Form 1-A to be filed with the Securities and Exchange Commission.

Fagliarone Group CPAs, PC

Fagliarone Group CPAs, PC

March 18, 2005
Syracuse, New York